PEARSON

25 February 2005

RECEIVED

2005 MAR -7 P 3:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PEARSON PLC

05006256

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-
3 February – eSignal 7 series recognized as top performing market data application...
7 February – Interactive Data to report 4th Qtr 2004 results on February 24
8 February – Pearson awarded Federal Student Aid contract by US Dept. of Education
21 February – BondEdge introduces additional fixed income performance attribution...
22 February - ComStock introduces new DataFeed Solutions
24 February - Interactive Data reports 4th Qtr and full year 2004 results
25 February – Update on Recoletos sale
25 February – Recoletos 2004 Q4 and full year results
27 February – Dennis Stevenson to retire as Pearson chairman
28 February – Pearson preliminary results for 2004

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

3/14

H:\AbrahamC\CA\ADR.SEC.doc

2005 MAR -7 P 3:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

pri

Press releases

03 February 2005

eSignal 7 Series recognized as top-performing market data application by investors and industry experts

eSignal® wins technical analysis of stock & commodities magazine's "Best Real-Time and Delayed Data," three Trade2Win awards from the UK, and is a finalist in the SIIA's codie awards

eSignal, a division of Interactive Data Corporation (NYSE: IDC), and a provider of streaming, real-time financial market data, news, analytics and decision support tools, has been given a Readers' Choice Award from Technical Analysis of Stocks & Commodities magazine. The magazine's readers in the 2004 annual Readers'Choice Awards voted eSignal 7 Series products and services as providing "the Best Real-Time and Delayed Data." In addition, eSignal received top honors from Trade2Win, a leading community website for active traders in the UK for providing "the Best Real-Time Data Feed," "Best Software for UK Intra-Day Traders," and "Best Software for US Intra-Day Traders." Finally, the Software & Information Industry Association (SIIA) has selected eSignal as a Codie finalist in the category of "Best Online Professional Financial Information Service."
"We are very pleased and honored to be recognized by so many people in the investor community," said Chuck Thompson, president, eSignal. "It is a privilege to have the readers of Stocks & Commodities, the Trade2Win community and the SIIA recognize eSignal's world-class products and services delivering market news, charts and analytical information. Each year we strive to improve our products and offer an increasing range of services, and it is very gratifying to be recognized for our accomplishments."

eSignal is a leading provider of real-time quote products and services delivering streaming, time-sensitive financial data to the PCs and laptops of active and professional traders. The eSignal® application provides streaming data from all major exchanges worldwide including U.S. stocks, options and futures exchanges, Canadian exchanges, European, Asian and Pacific Rim exchanges, plus market depth, Forex, fixed income and hundreds of world indices. eSignal also includes in-depth analytical information through multiple charts, news feeds, research studies, alerts, back testing, a formula engine for developing chart studies, paper trading and access to multiple brokerages.

eSignal's products have consistently been recognized for providing one the best market data delivery services available. These awards and honors underscore the sophisticated technology that supports eSignal's product lines and has made

eSignal the preferred market information and analytics platform for individual investors, hedge fund managers, brokers and money managers, as well as full-time and part-time traders.

For further information:

Raphel Finelli
eSignal +1(510) 723-3501
rfinelli@mail.esignal.com

About eSignal:

The eSignal division (www.esignal.com) of Interactive Data Corporation (NYSE: IDC) (www.interactivedata.com) is a leading global provider of financial and business information to professional and active individual investors. Building on a 20-year legacy of delivering time-sensitive financial information, eSignal provides streaming, real-time market data, news and analytics. eSignal's suite of products includes eSignal®, Advanced GET?, MarketCenter?, QuoTrek® and FutureSource®.

Press releases

07 February 2005

Interactive Data to report fourth-quarter 2004 results on February 24

Interactive Data Corporation (NYSE:IDC) will release its fourth-quarter 2004 results before the market opens on Thursday, February 24, 2005. The Company has scheduled a conference call for 11:00 a.m. ET on the same day.

The dial-in number for the conference call is + 1 706 679-4631. No access code is required. For those who cannot listen to the live broadcast, a replay of the call will be available from February 24, 2005 at 2:00 p.m. until Thursday, March 3, 2005 and can be accessed by dialing +1 706 645-9291 or +1 800 642-1687, using access code 3721913.

A live webcast of the conference call will be broadcast on the Company's Web site, www.interactivedata.com. An audio replay of the call will also be available on the Company's Web site after the call is completed.

About Interactive Data Corporation

Interactive Data Corporation is a leading global provider of securities pricing, financial information, and analytic tools to institutional and individual investors. The Company supplies time-sensitive pricing (including evaluated pricing), dividend, corporate action, and descriptive information for more than 3.5 million securities traded around the world, including hard-to-value instruments. Many of the world's best-known financial service and software companies subscribe to the Company's services in support of their trading, analysis, portfolio management, and valuation activities.

Interactive Data Corporation is headquartered in Bedford, Massachusetts. Through its branded businesses, FT Interactive Data, ComStock, CMS BondEdge, and eSignal, Interactive Data Corporation has approximately 1,800 employees in offices located throughout North America, Europe, Asia, and Australia. Pearson plc (NYSE: PSO), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, owns approximately 60 percent of the outstanding common stock of Interactive Data Corporation.

Further information:

Investor Contact
Andrew Kramer
Director of Investor Relations

781-687-8306
Andrew.Kramer@interactivedata.com

Media Contact
Jeanne Murphy
Marketing Communications Manager
781-687-8548
Jeanne.Murphy@interactivedata.com

Press releases

08 February 2005

Pearson awarded Federal Student Aid contract by U.S. Department of Education

The U.S. Department of Education's Federal Student Aid (FSA) office today announced the award of a contract to Pearson Government Solutions which combines providing information to college students about financial aid, processing aid applications and disbursing grants and loans. The one-year contract is valued at $80 million and has nine one-year options, so that the total value over the life of the contract could approach $800 million.

FSA provides more than $69 billion in postsecondary financial aid to more than 10 million students every year, including more than $51 billion in new student loans and more than $11 billion in Pell Grants. FSA directly manages or oversees approximately $357 billion in outstanding student and parent loans for more than 25 million borrowers.

Pearson Government Solutions will design, build, and operate a new system that brings together services currently delivered through four separate contracts. The new program will integrate the front end of the student financial aid process and manage it in a more streamlined and cost-effective manner. In addition, it will improve customer service by simplifying and integrating service delivery to students, their parents, and student aid delivery partners.

"As a performance-based organization, FSA is committed to improving its customer service and achieving real results," said FSA Chief Operating Officer Terri Shaw. "We are excited to better serve students, parents, and schools through an integrated, cost-effective application, origination, and disbursement solution."

"FSA and Pearson share the goal of providing opportunities for people to enrich their lives through education," said Marjorie Scardino, chief executive of Pearson. "We are proud to play a part in helping the Department of Education put America's students through college, and we look forward to continuing our partnership for years to come."

Pearson Government Solutions currently provides FSA with financial aid application processing systems. Services moving into the new Front End Business Integration contract include:

- Customer interaction services providing responses to millions of student enquiries regarding financial aid;

- Eligibility determination services processing over 18 million applications a year, calculating financial aid eligibility, and notifying students and educational institutions of the results.

Nearly 80 percent of all federal aid applicants submit a FAFSA (Free Application for Federal Student Aid) via *FAFSA on the Web* (www.fafsa.ed.gov). The 2003 American Customer Satisfaction Survey Index rated this service comparable to UPS, Amazon.com, and Mercedes. More than 5,000 educational institutions and financial aid servicers use EDExpress software to manage financial aid applications and payment information.

In addition to these services, Pearson will also integrate Direct Loan and Pell Grant origination and disbursement functionality into the new system. Approximately 5,500 institutions of higher education participating in the Pell Grant and Direct Loan programs will use this system to originate and disburse aid for more than 5 million recipients, totaling approximately $20 billion in federal assistance each year.

To integrate and improve these services, Pearson Government Solutions has partnered with several key subcontractors, including Electronic Data Systems (EDS), IBM, ORC Macro, Bearing Point, Tier 1, and Applied Engineering Management (AEM).

Pearson Government Solutions has worked with FSA to provide student financial aid services for more than 20 years. Over that period, the volume of applicants has increased from 6 million in 1984 to 13 million in 2004. Since the introduction of web-based services in 1997, accuracy levels have climbed to nearly 100 percent.

"Pearson Government Solutions has designed the best solution for financial aid services using our understanding of FSA's needs and challenges, and our commitment to being the premier provider of integrated service solutions for critical government programs," said Pearson Government Solutions President and CEO Mac Curtis.

For more information

Luke Swanson/ Charlotte Elston +44 (0) 207 010 2310

About Pearson Government Solutions

With nearly 5,000 employees worldwide, Pearson Government Solutions, based in Arlington, Va., serves customers in the U.S. federal, state and local, and international government; higher education institutions and student financial aid entities; and the worldwide telecommunications industry. The company designs, builds, and operates solutions that optimize public sector entities' performance in delivering information, benefits, and

services to their constituents. Clients include the Federal Communications Commission; the U.S. Departments of Defense, Education, Health and Human Services, Homeland Security, Justice, Labor, and Veterans Affairs; the Equal Employment Opportunity Commission, and the U.S. Office of Personnel Management.

Pearson Government Solutions is a business of Pearson (LSE: PSON; NYSE: PSO), the international media company. Pearson's primary operations include Pearson Education, the world's largest education company, the Financial Times Group, and the Penguin Group.

Press releases

pri

21 February 2005

BondEdge introduces additional fixed income performance attribution approach

CMS BondEdge introduces additional fixed income performance attribution approach. New functionality to be unveiled at 11th Euromoney Bond Investors Congress, 22-23 February 2005

CMS BondEdge, an Interactive Data division (NYSE: IDC), and a provider of fixed income portfolio analytics with more than 25 years of expertise, today announces the release of an additional fixed income performance attribution capability, introducing a returns-based/sector-based attribution. This new approach is in addition to existing CMS BondEdge proprietary fixed income attribution analytics, which employ a quantitative factor-based/duration-based approach supported in North America for more than 20 years.

The newly released analysis quantifies a relative weighting effect between a portfolio and benchmark within a given market segment, and then calculates a selection effect using the relative performance within that segment. Portfolio managers may define segments as a variety of contributable risk factors, including currency, sector, duration or maturity bucket, and then customise multiple report templates with user-defined hierarchy standards, e.g. by currency, then duration bucket. This ability to measure and view attribution results in a variety of user-selected ways ensures that performance analysis is more closely aligned with a given investment approach, especially where traditional attribution analysis may not apply.

"This new 'top-down' approach offers portfolio managers the flexibility to choose an attribution analysis that mirrors his or her particular investment style", explains CMS BondEdge senior vice president and product manager, Lou Gehring. "We've seen significant interest in this type of attribution approach from high yield portfolio managers, as well as from the European market, and are excited to be able to offer BondEdge® clients the option to employ either approach or both, as warranted."

CMS BondEdge will be unveiling this new functionality and conducting live demonstrations on the Interactive Data stand E7 at the 11th Euromoney Bond Investors Congress, London, 22-23 February, The Queen Elizabeth II Conference Centre, London.

Further information
Sue Mitchell, Interactive Data
Tel: +44 (0) 20 7825 8076 Email: sue.mitchell@ftid.com

About Interactive Data

Interactive Data Corporation (NYSE: IDC) is a leading global provider of securities pricing, financial information and analytic tools to institutional and individual investors. The company supplies time-sensitive pricing (including evaluated pricing), dividend, corporate action and descriptive information for more than 3.5 million securities traded around the world, including hard-to-value instruments. Many of the world's best-known financial service and software companies subscribe to the company's services in support of their trading, analysis, portfolio management and valuation activities.

Interactive Data is headquartered in Bedford, Massachusetts. Through its branded businesses, FT Interactive Data, ComStock, CMS BondEdge and eSignal, Interactive Data has approximately 1,800 employees in offices located throughout North America, Europe, Asia and Australia. Pearson plc (LSE: PSON; NYSE: PSO), an international media company whose businesses include the Financial Times Group, Pearson Education and the Penguin Group, owns approximately 60 percent of the outstanding common stock of Interactive Data Corporation.

For further information please see: www.interactivedata.com

About CMS BondEdge

CMS BondEdge, an Interactive Data division (NYSE: IDC), has been a provider of fixed income portfolio analytics to the investment community for over 25 years. Its client base includes more than 550 leading banks, investment managers, brokerage firms, insurance companies and pension funds throughout North America and Europe. CMS BondEdge is recognised in the industry for BondEdge®. Dedicated exclusively to fixed income, BondEdge® delivers the portfolio analysis tools enabling its customers to identify opportunities and analyse portfolio risk using the latest modelling techniques and cutting-edge research.

CMS BondEdge
2901 28th Street, Suite 300
Santa Monica, CA 90405

Press releases

22 February 2005
ComStock Introduces New DataFeed Solutions

New High Speed Network and Mitigated Options Service Address Industry Volume Increases and Client Content Needs

ComStock, an Interactive Data Company (NYSE: IDC) and a leading provider of real-time global market data, today unveiled two initiatives designed specifically to help clients cope with rapidly increasing market data volumes.

The first initiative features the launch of a new high-speed datafeed network designed to carry data rates of up to 42 megabits per second (Mbps). The new network, called IP4, was developed in response to rapidly growing market data volumes.

"In 2004, ComStock saw data volumes grow by more than 106%," said David Brukman, ComStock's chief technology officer. "And for 2005, we expect that this rapid growth rate will continue, with projections of additional expansion of up to 9% a month."

At 42 Mbps, the IP4 network is projected to accommodate the full breadth of ComStock's high-speed datafeed service called XpressFeed beyond 2006. The coverage encompasses more than 350 global exchanges and sources across all asset classes, including full tick coverage of all options data from The Options Price Reporting Authority (OPRA) and tick data from the major Electronic Communications Networks (ECNs). Delivered via a full or fractional DS3, IP4 is currently deployed at 18 Mbps. ComStock plans to increase capacity to 42 Mbps by June 2005.

"The IP4 network is initially aimed at those clients that need bandwidth intensive data sources such as full OPRA or ECN data," said Don Finucane, vice president of Marketing and Product Management for ComStock. While data volumes from these sources have grown rapidly, the IP4 network is engineered to handle such volumes and more without mitigation and with ultra-low latency. "Due to ComStock's intelligent publish/subscribe technology, clients that require a smaller subset of the datafeed, such as North American equity data, may not need to increase their bandwidth in the short-term," added Finucane, "We are proactively working with clients to develop custom, cost-effective capacity plans."

New Mitigated Options Service
ComStock also introduced a new Mitigated Options Service. This service currently provides best bid and offer data and is

aimed at clients that do not require the full options data service. The new Mitigated Options Service represents a 50% bandwidth savings from the full OPRA data service, which currently represents more than one-third of all data carried on XpressFeed.

"Our Mitigated Options Service was developed as result of a survey we conducted regarding our client's options data needs," said Finucane. "For many clients, the new mitigated service meets all of their data requirements; allowing them to receive the highest quality data while leveraging their existing communications networks."

The Mitigated Options Service is currently available on IP4 and will be integrated into ComStock's other datafeed networks by spring.

About ComStock

ComStock, Inc., a subsidiary of Interactive Data Corporation, is a leading provider of real-time global financial information to financial institutions, financial information re-distributors and online media portals worldwide. ComStock's suite of services ranges from a real-time data feed, to fully customized and hosted market data solutions.

About Interactive Data Corporation

Interactive Data Corporation is a leading global provider of securities pricing, financial information, and analytic tools to institutional and individual investors. The company supplies time-sensitive pricing (including evaluated pricing), dividend, corporate action, and descriptive information for more than 3.5 million securities traded around the world, including hard-to-value instruments. Many of the world's best-known financial service and software companies subscribe to the company's services in support of their trading, analysis, portfolio management, and valuation activities.

Interactive Data Corporation is headquartered in Bedford, Massachusetts. Through its branded businesses, FT Interactive Data, ComStock, CMS BondEdge, and eSignal, Interactive Data Corporation has approximately 1,800 employees in offices located throughout North America, Europe, Asia, and Australia. Pearson plc (NYSE: PSO), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, owns approximately 60 percent of the outstanding common stock of Interactive Data Corporation.

For further information

Jeanne Murphy Interactive Data +1 781 687-8548
Jeanne.Murphy@interactivedata.com

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Press releases

24 February 2005
Interactive Data reports fourth-quarter and full-year 2004 results

IDC has released its 2004 Q4 and full year results today.

http://www.pearson.com/press/press_uploadfiles/IDCO_Q404_Results_20050224.pd

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Interactive Data

Press Release

INTERACTIVE DATA REPORTS FOURTH-QUARTER AND FULL-YEAR 2004 RESULTS

2004 Service Revenue Increases by 9.5% and Net Income Increases by 11.2%

BEDFORD, Mass – February 24, 2005 – Interactive Data Corporation (NYSE: IDC) today reported its financial results for the fourth quarter and full year ended December 31, 2004. Fourth-quarter 2004 service revenue grew 4.0% to $125.2 million from $120.4 million in the fourth quarter of 2003. Net income for the fourth quarter of 2004 increased by 15.7% to $21.1 million, or $0.22 per diluted share, from $18.2 million, or $0.19 per diluted share, in the same quarter last year.

"Our fourth-quarter 2004 results were impacted by a reversal of $6.8 million in service revenue and $5.6 million in direct costs, with an associated reduction of $1.2 million in income from operations," stated Stuart Clark, president and chief executive officer. "These service revenues, direct costs and income from operations were recognized in prior periods and were attributable to services delivered to one international customer. The reversal was due to the fact that while we were providing services to, and receiving payment from the customer, there was no definitive service contract in place. We recently executed a definitive contract with this customer, and the service revenue, direct costs and income from operations that were reversed in the fourth quarter of 2004 will be recognized in the first quarter of 2005."

"Interactive Data's business performed very well in the fourth quarter. We saw continued strength at eSignal and in our FT Interactive Data North American business, as well as improvement at FT Interactive Data's European operations. In the institutional segment of our business, which is composed of FT Interactive Data, ComStock and CMS BondEdge, fourth-quarter 2004 renewal rates remained at or above 95% worldwide. In addition, new sales in the fourth quarter were well in excess of cancellations, driven by demand for value-added services such as evaluated pricing," said Clark.

Commenting on 2004, Clark noted, "Interactive Data enjoyed another successful year of growth and expansion. We generated double-digit net income growth for the third consecutive year, a notable accomplishment in light of challenging market conditions that have persisted during this period. We made good progress on a number of fundamental elements of our strategy, including elevating our relationships with institutional customers, developing new and enhanced service offerings, pursuing acquisitions, and strengthening our technology infrastructure. As a result, we enhanced our leadership position in each of the areas we serve."

"Many financial institutions worldwide are recognizing Interactive Data as a trusted business partner with the critical data and tools necessary to facilitate their operational workflow and address major industry challenges, including ongoing regulatory change. Entering the new year, we anticipate stable market conditions consistent with recent quarters. Each of our core businesses is poised for growth in 2005, and we will continue to invest in completing our data center consolidation initiative, developing new and enhanced offerings, and implementing other key programs that will continue to strengthen our customer relationships," concluded Clark.

Other Fourth-Quarter Operating and Financial Highlights

- Before the effects of foreign exchange, Interactive Data's fourth-quarter 2004 service revenue grew by $3.1 million, or 2.6%, over the comparable period in 2003. Before the effects of foreign exchange, fourth-quarter 2004 total costs and expenses were in line with the fourth quarter of last year. The net effect of foreign exchange for the fourth quarter of 2004 was a $0.6 million increase in income from operations, resulting from a $1.7 million increase in service revenue offset by a $1.1 million increase in total costs and expenses.

- FT Interactive Data generated fourth-quarter 2004 service revenue of $87.8 million, a 6.6% increase over the prior year's fourth quarter (or an increase of 4.5% before the effects of foreign exchange). North American service revenue for the fourth quarter of 2004 grew 5.2% over the prior year's fourth quarter, reflecting increased demand for evaluated and descriptive services. The number of Fair Value Information Service customers increased to 101 at the end of the fourth quarter of 2004, up from 89 at the end of the third quarter of 2004, and 29 at the beginning of the year. Fourth-quarter 2004 European service revenue increased by 12.0% (or an increase of 9.2% before the effects of foreign exchange and excluding the Index Services business that was closed at the end of 2003) from the fourth quarter last year and improved from the third quarter of 2004. While FT Interactive Data's fourth-quarter 2004 European service revenue did reflect certain one-time items, the underlying service revenue trend in this region is now positive. Asia-Pacific fourth-quarter 2004 service revenue was roughly flat in absolute dollars compared with the prior year's fourth quarter.

- ComStock generated fourth-quarter 2004 service revenue of $10.3 million, a decrease of 41.7% over the same quarter last year (or a decline of 41.1% before the effects of foreign exchange). The decline reflects the previously mentioned adjustment to reverse $6.8 million of service revenue and $5.6 million in direct costs with an associated reduction of $1.2 million in income from operations. These service revenues, direct costs and income from operations were recognized in prior periods and were attributable to services delivered to one international customer. The reversal was due to the fact that while ComStock was providing services to, and receiving payment from, the customer, there was no definitive service contract in place. ComStock recently executed a definitive contract with this customer and the service revenue, direct costs and income from operations that were reversed in the fourth quarter of 2004 will be recognized in the first quarter of 2005. The adjustment had no material impact on any historical reporting periods. During the fourth quarter of 2004, ComStock continued to win new business as well as invest in initiatives aimed at expanding capacity and facilitating integration into institutional enterprise-wide applications.

- CMS BondEdge service revenue for the fourth quarter of 2004 increased 3.7% over last year's fourth quarter to $8.1 million. Fourth-quarter highlights included eleven new client installations, increased service bureau business, and the release of the latest version of BondEdge.

- eSignal's fourth-quarter 2004 service revenue grew 58.8% to $18.0 million over 2003's fourth quarter. FutureSource, whose assets were acquired by the Company in September 2004, represented approximately 32% of eSignal's fourth-quarter 2004 service revenue. eSignal ended the fourth quarter of 2004 with more than 43,700 direct subscription terminals, which includes approximately 6,550 terminals as a result of the FutureSource asset acquisition.

- Interactive Data's other service revenue has been primarily composed of broadcast services and real-time foreign exchange data services. In April 2004, we completed the phase out of broadcast services. As expected, other service revenue for the fourth quarter of 2004 decreased 25.2% from the same quarter last year to $0.9 million primarily as a result of the broadcast services phase out. In 2005, real-time foreign exchange services will be classified as part of ComStock, which took responsibility for managing this product line during the past year.

- Total fourth-quarter 2004 costs and expenses increased by $0.7 million to $92.6 million from $91.9 million in the fourth quarter of 2003. Included in the Company's fourth-quarter 2004 costs and expenses was an insurance reimbursement to the Company of $1.3 million for the Heartland settlement and related legal expenses, almost all of which were incurred in 2003. Total costs and expenses for the fourth quarter of 2004 declined by $6.2 million, or 7.0%, before total costs and expenses associated with businesses acquired or closed in the past 12 months, the effects of foreign exchange and data center consolidation initiative costs.

- Regulatory compliance, including compliance with rules under the Sarbanes-Oxley and the Investment Advisers Acts, continued to be an area of investment for the Company in the fourth quarter of 2004. In particular, Interactive Data continues to commit significant resources to develop, test and refine the Company's internal control over its financial reporting as required by Section 404 of the Sarbanes-Oxley Act.

Twelve Month Results

For the twelve months ended December 31, 2004, Interactive Data reported service revenue of $484.6 million, an increase of 9.5% over $442.7 million for 2003. Total costs and expenses for 2004 rose 9.6%, or $31.4 million, to $358.7 million from $327.3 million in 2003. Income from operations increased 9.1% from $115.3 million in 2003 to $125.9 million in 2004. Net income in 2004 increased 11.2% to $80.3 million, or $0.84 per diluted share, from $72.2 million, or $0.76 per diluted share, in 2003.

As of December 31, 2004, Interactive Data had no outstanding debt and had cash, cash equivalents and marketable securities of $210.3 million, an increase of $35.2 million from September 30, 2004. Under the one million share buyback program initiated in September 2004, Interactive Data repurchased a total of 145,000 shares at an average price of $20.57 per share during the fourth quarter of 2004. This is the first quarter in which Interactive Data has repurchased shares under this buyback program.

Outlook

We anticipate similar business conditions in 2005 to those that we experienced during the second half of 2004. We believe customers in the financial services sector will continue to be focused on cost containment initiatives. We currently anticipate that 2005 service revenue and net income growth will be in the high single-digit to low double-digit range. The effective tax rate for 2005 is expected to be in the range of 38.0% to 38.5%. Capital expenditures for 2005 are expected to be in the range of $24.0-$26.0 million. This outlook does not include an estimate for the cost associated with expensing stock options in the second half of 2005.

Conference Call Information

Interactive Data Corporation's management will conduct a conference call Thursday, February 24, at 11:00 a.m. Eastern Time to discuss the fourth-quarter and full-year 2004 results, related financial and statistical information, and additional business matters. The dial-in number for the conference call is (706) 679-4631; no access code is required. Investors and interested parties may also listen to the call via a live web broadcast available through the Investor Relations section of the Company's web site at www.interactivedata.com and through www.StreetEvents.com. To listen, please register and download audio software at the site at least 15 minutes prior to the call. For those who cannot listen to the live broadcast, a replay of the call will be available from Thursday, February 24, 2005 at 2:00 p.m. through Thursday, March 3, 2005 at 2:00 p.m., and can be accessed by dialing (706) 645-9291 or (800) 642-1687, using access code 3721913. This press release and other financial and statistical information to be presented on the conference call will be accessible on the Investor Relations section of the Company's web site at www.interactivedata.com.

Non-GAAP Information

In an effort to provide investors with additional information regarding our results as determined by generally accepted accounting principles (GAAP), we also disclose the following non-GAAP information, which management believes provides the following useful information to investors:

- Management refers to growth rates at constant currency so that business results can be viewed without the impact of changing foreign currency exchange rates, thereby facilitating period-to-period comparisons of the Company's underlying business. Generally, when the U.S. dollar either strengthens or weakens against other currencies, the growth at constant currency rates will be higher or lower than growth reported at actual exchange rates.
- Management refers to organic growth, which excludes the contribution of businesses acquired or closed during the past 12 months, and the effects of foreign currency exchange rates, because management believes that facilitating period-to-period comparisons of the Company's organic service revenue growth on a constant dollar basis better reflects actual trends. As part of determining organic growth, management refers to service revenue for our FT Interactive Data, ComStock, CMS BondEdge, eSignal and other businesses. Management uses such information for evaluating its business, and for forecasting and planning purposes. In addition, since we have historically reported service revenue for these businesses to the investment community as part of our Reports on Form 10-K and Form 10-Q, we believe that continuing to offer such information provides consistency in our financial reporting.
- Management includes information regarding total costs and expenses excluding total costs and expenses associated with the businesses acquired or closed during the past 12 months, the effects of foreign exchange, and increased spending related to the data center consolidation initiative because management believes changes in our core total costs and expenses on a constant dollar basis better reflect actual trends.

The above measures are non-GAAP measures and should not be considered in isolation from, and are not intended to represent an alternative measure of, revenue, total costs and expenses, earnings or cash flows provided by operating activities, each as determined in accordance with GAAP. In addition, the above measures may not be comparable to similarly titled measures reported by other companies.

Forward-looking and Cautionary Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and is subject to the safe-harbor created by such Act. These statements include our statements discussing future financial conditions, results or projections, including those appearing under the heading "Outlook" and those statements about expected market conditions and our expected growth. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, but are not limited to: (i) the presence of competitors with greater financial resources than ours and their strategic response to our services and products; (ii) the possibility of a prolonged outage or other major unexpected operational difficulty at any of our data centers; (iii) our ability to maintain relationships with our key suppliers and providers of market data; (iv) our ability to maintain our relationships with service bureaus and custodian banks; (v) a decline in activity levels in the securities markets; (vi) consolidation of financial services companies, both within an industry and across industries; (vii) the continuing impact of cost cutting pressures across the industries we serve; (viii) new product offerings by competitors or new technologies that could cause our products or services to become less competitive or obsolete; (ix) our ability to derive the anticipated benefits from our acquisitions; (x) potential regulatory investigations of us or our customers relating to our services; (xi) the regulatory requirements applicable to our FT Interactive Data subsidiary, which is a registered investment advisor; (xii) our ability to attract and retain key personnel; (xiii) the ability of our majority shareholder to exert influence over our affairs, including the ability to approve or disapprove any corporate actions submitted to a vote of our stockholders; (xiv) our ability to successfully complete the consolidation of our data centers and achieve anticipated benefits; (xv) our ability to develop new and enhanced service offerings and our ability to market and sell those new and enhanced offerings successfully to new and existing customers; and (xvi) our ability to comply in a timely manner with the rules and regulations set forth in and/or adopted pursuant to the Sarbanes-Oxley Act. We undertake no obligation to update these forward-looking statements.

About Interactive Data Corporation

Interactive Data Corporation is a leading global provider of securities pricing, financial information, and analytic tools to institutional and individual investors. The Company supplies time-sensitive pricing (including evaluated pricing), dividend, corporate action, and descriptive information for more than 3.5 million securities traded around the world, including hard-to-value instruments. Many of the world's best-known financial services and software companies subscribe to the Company's services in support of their trading, analysis, portfolio management, and valuation activities.

Interactive Data Corporation is headquartered in Bedford, Massachusetts. Through its branded businesses, FT Interactive Data, ComStock, CMS BondEdge, and eSignal, Interactive Data Corporation has approximately 1,800 employees in offices located throughout North America, Europe, Asia, and Australia. Pearson plc (NYSE: PSO), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, owns approximately 60 percent of the outstanding common stock of Interactive Data Corporation.

COMPANY CONTACTS

Investor Contact:
Andrew Kramer
Director of Investor Relations
781-687-8306
Andrew.Kramer@interactivedata.com

Media Contact:
Jeanne Murphy
Marketing Communications Manager
781-687-8548
Jeanne.Murphy@interactivedata.com

INTERACTIVE DATA CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(In thousands except per share data)

	Three Months Ended December 31			Twelve Months Ended December 31		
	2004	2003	Change	2004	2003	Change
SERVICE REVENUE	$ 125,176	$ 120,419	4.0%	$ 484,565	$ 442,690	9.5%
COSTS & EXPENSES						
Cost of services	42,264	38,894	8.7%	156,646	141,631	10.6%
Selling, general & administrative	39,961	43,535	-8.2%	161,313	149,129	8.2%
Depreciation	4,793	4,093	17.1%	18,521	16,807	10.2%
Amortization	5,599	5,413	3.4%	22,216	19,774	12.3%
Total costs & expenses	92,617	91,935	0.7%	358,696	327,341	9.6%
INCOME FROM OPERATIONS	32,559	28,484	14.3%	125,869	115,349	9.1%
Other income, net	968	189	412.2%	2,522	1,100	129.3%
INCOME BEFORE INCOME TAXES	33,527	28,673	16.9%	128,391	116,449	10.3%
Income tax expense	12,451	10,454	19.1%	48,120	44,248	8.8%
NET INCOME	$ 21,076	$ 18,219	15.7%	$ 80,271	$ 72,201	11.2%
NET INCOME PER SHARE						
Basic	$ 0.23	$ 0.20	15.0%	$ 0.86	$ 0.78	10.3%
Diluted	$ 0.22	$ 0.19	15.8%	$ 0.84	$ 0.76	10.5%
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING						
Basic	93,086	92,754	0.4%	93,152	92,319	0.9%
Diluted	95,917	94,903	1.1%	95,525	94,450	1.1%

INTERACTIVE DATA CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31, 2004	December 31, 2003
ASSETS	Unaudited	
Current Assets:		
Cash and cash equivalents	$ 207,908	$ 131,639
Marketable securities	2,371	-
Accounts receivable, net	86,884	75,785
Prepaid expenses and other current assets	15,809	6,773
Deferred income taxes	5,838	4,640
Total current assets	318,810	218,837
Property and equipment, net	54,854	46,193
Goodwill	480,444	462,323
Other intangible assets, net	169,338	182,305
Other assets	816	664
Total Assets	$ 1,024,262	$ 910,322
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable, trade	$ 14,532	$ 9,877
Payable to affiliates	1,552	1,279
Accrued liabilities	67,276	62,311
Income taxes payable	10,672	12,948
Deferred revenue	40,774	30,336
Total current liabilities	134,806	116,751
Deferred tax liabilities	29,583	29,204
Other liabilities	2,117	1,836
Total Liabilities	166,506	147,791
Stockholders' Equity:		
Preferred stock	-	-
Common stock	963	950
Additional paid-in capital	821,590	800,391
Treasury stock, at cost	(44,308)	(26,980)
Accumulated earnings (deficit)	58,074	(22,197)
Accumulated other comprehensive income	21,437	10,367
Total Stockholders' Equity	857,756	762,531
Total Liabilities and Stockholders' Equity	$ 1,024,262	$ 910,322

INTERACTIVE DATA CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Twelve Months Ended December 31,	
	2004	2003
	Unaudited	
Cash flows provided by (used in) operating activities:		
Net income	$ 80,271	$ 72,201
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	40,737	36,581
Tax benefit from exercise of stock options	3,778	3,776
Deferred income taxes	1,101	(543)
Other non-cash items, net	2,622	1,892
Changes in operating assets and liabilities, net	(6,807)	(4,353)
NET CASH PROVIDED BY OPERATING ACTIVITIES	121,702	109,554
Cash flows provided by (used in) investing activities:		
Purchase of fixed assets	(23,898)	(21,503)
Acquisition of business	(17,683)	(122,336)
Purchase and sale of marketable securities	(2,371)	-
Other investing activities	-	506
NET CASH (USED IN) INVESTING ACTIVITIES	(43,952)	(143,333)
Cash flows provided by (used in) financing activities:		
Purchase of treasury stock	(17,328)	(1,330)
Proceeds from exercise of stock options and employee stock purchase plan	12,935	9,925
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(4,393)	8,595
Effect of exchange rate on cash	2,912	3,580
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	76,269	(21,604)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	131,639	153,243
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 207,908	$ 131,639

RECONCILIATION OF NON-GAAP MEASURES

Revenue by Business Unit and Organic Revenue Growth (Service Revenue Before Effects of Foreign Exchange, and FutureSource, HyperFeed and Index Services Revenue)

($ in Thousands)

	Q4 2004	Q4 2003	Growth
Service Revenue			
FT Interactive Data	$ 87,806	$ 82,337	6.6%
ComStock	10,276	17,626	-41.7%
CMS BondEdge	8,147	7,856	3.7%
eSignal	18,004	11,340	58.8%
Other	943	1,260	-25.2%
	$ 125,176	$ 120,419	4.0%
Effects of Foreign Exchange	(1,681)	--	
Service Revenue before Effects of Foreign Exchange	123,495	120,419	2.6%
Service Revenue – FutureSource	(5,732)	--	
Service Revenue – HyperFeed	(2,436)	(1,741)	
Service Revenue – Index Services	--	(1,092)	
Organic Revenue Growth (Service Revenue before Effects of Foreign Exchange, and FutureSource, HyperFeed and Index Services Revenue)	$ 115,327	$ 117,586	-1.9%

Total Costs and Expenses Before Effect of FutureSource, HyperFeed and Index Services Total Costs and Expenses, Effects of Foreign Exchange, and Data Center Consolidation Initiative Costs

($ in Thousands)

	Q4 2004	Q4 2003	Growth
Total Costs & Expenses	$ 92,617	$ 91,935	0.7%
Total Costs & Expenses – HyperFeed	(1,408)	(1,735)	
Total Costs & Expenses – Index Services	--	(425)	
Total Costs & Expenses – FutureSource	(5,225)	--	
Effects of Foreign Exchange	(1,123)	--	
Data Center Consolidation Initiative Costs	(2,528)	(1,250)	
Total Costs & Expenses before above factors	$ 82,333	$ 88,525	-7.0%

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pri

25 February 2005

Update on Recoletos sale

Pearson announces that it has accepted Retos Cartera S.A.'s public tender offer in respect of Pearson's 79% stake in Recoletos, in accordance with the agreement between Pearson and Retos Cartera announced on 14 December 2004.

The offer was launched at a price of €7.20 per share and values Pearson's stake at €743 million. The offer has received regulatory approval and is expected to be completed in the first quarter of 2005.

Further information:

Luke Swanson / Charlotte Elston + 44 (0) 20 7010 2310

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25 February 2005
Recoletos 2004 Q4 and full year results

Recoletos has released its 2004 Q4 and full year results today.

Click on the link below to download the pdf.

http://www.pearson.com/press/press_uploadfiles/Recoletos_Q4_2004_release.p(

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RECOLETOS

Investor Relations

PRELIMINARY RESULTS
FISCAL YEAR 2004
(January – December)
RECOLETOS GRUPO DE COMUNICACIÓN S.A.

The highlights of the results of fiscal year 2004, are as follows:

1. **Consolidated revenues** were up **12.2%** compared to the year 2003, reaching €275.4 million as **advertising revenues** increased by 17.2%, **circulation revenues** increased by 2.5% and **other revenues** increased by 35.5%.

2. **Advertising revenue growth accelerating across most content areas:**
   a. Sports +24.1%, boosted by Euro 2004 and Olympics
   b. Business and Finance +3.9%
   c. Women's interest +30.0%, boosted by the launch of Única
   d. Medical +26.7%

3. **Launch of Rumbo**, a network of Spanish-language daily newspapers in Texas, by Meximerica. The first edition was launched in San Antonio on July 26, followed by Houston and The Valley in late August and early October, respectively. The fourth and final edition was launched in Austin in late November. As previously announced, Meximerica had a significant impact on Recoletos´ results; the total investment in 2004 was US$15.6 million (including capex and losses). In order to isolate the effect of Meximerica from the results of Recoletos´ recurring business, we present the full year results with, and without, the impact of Meximerica ("Ex-Meximerica")[1].

4. **Direct costs** ex-Meximerica increased 14.3% due primarily to new launches and investments in content in line with our growth strategy. Including Meximerica, the increase in direct costs was 20.3%. **Central costs** increased 11.3%. Meximerica did not impact central costs.

5. **EBITDA** ex-Meximerica increased 3.0% to €53.73 million. EBIT ex-Meximerica was €42.36 million (+2.3%). Meximerica's EBITDA loss during this period amounted to €9.79 million. Including Meximerica, **EBIT** was €32.14 million (-22.4%) and **EBITDA** totaled €43.94 million (-15.8%).

6. **Net Profit** was €21.79 million. The comparison with 2003 is not meaningful given that in 2003 Recoletos reported capital gains of € 46.89 million from the sale of our 30% stake in Unidad Editorial S.A. (Unedisa) as an **extraordinary result.**

7. The **net cash position** reached €199.10 million.

The results for the full year 2004 reflect the execution of the strategy Recoletos announced at the beginning of the year. 2004 is a year in which we invested heavily in our existing products and consolidated their leadership position. Simultaneously, Recoletos launched new titles and projects and entered new markets in order to take advantage of the improved advertising cycle at home and growth opportunities abroad.

[1] Unless specifically noted as "ex-Meximerica", all results in this report are consolidated results.

Some of these initiatives included:

1. *Marca´s* price increase from €0.90 to €0.95 (+5,6%) on June 9th.
2. Re-launch of *Expansión* (added new content and more color) and price increase from 1.20€ to 1.50€ (+25,0%) on February 26th. Circulation increased 2.7% in the year.
3. Launch of *Marca Motor* and the *NBA Magazine*, in Q4 2003. These new titles contributed €2.92 million in revenues.
4. Launch of Única in March 2004. *Única* contributed €3.81 million in revenues. Its average monthly circulation is 165,348.
5. Last Lap, consolidated in the accounts since August 2003, contributed € 4.31 million in revenues.
6. Purchase of 50% stake in Radio Marca which we did not previously own[2], and launch of an aggressive expansion plan, which in 2004 resulted in the addition of 23 stations in Spain (total 41). Radio Marca contributed €3.44 *million in revenues.*
7. Growth in Novomedia´s[3] account base. Telegalicia contributed €0.89 million in revenues.
8. As a result of our investments, **Recoletos´ maintains its leadership position** across content areas. According to the latest EGM data[4], with 2.6 million readers (+5.8%), *Marca* is the most widely read newspaper in Spain. *Expansión* has seen its copy sales increase 2.7% and its readership has reached 146,000. *Telva´s* readership increased +3.4% and Radio Marca is now heard by 210,000 listeners a day (+76.5%). Similarly, as reflected in the December OJD figures, *Marca.com and Expansion.com*, are undisputed leaders in on-line dailies. In addition, our newest titles in the sports division, *Marca Motor* and *NBA*, have already reached a leadership position in their respective categories.

Comparing the fourth quarter of 2004 with the same period in 2003:

1. Increase in revenues (+7.3%) as advertising increased by 16.4% and other revenues increased by 10.5%. Circulation revenues decreased slightly (-3.4%).
2. Direct costs ex-Meximerica increased by 9.9%. Central Costs increased 26.2%. The increase in costs is mainly attributable to the new launches. Including Meximerica, Direct Costs increased 19.2%.
3. Profitability was slightly lower: Ex-Meximerica EBITDA (-4.9%).

---

[2] Purchased from Onda Cero in April 2004
[3] Subsidiary which sells advertising for Recoletos and third parties
[4] EGM (Encuesta General de Medios) 3era Ola Acumulada 2004 (October-November) compares readership figures 2004 vs. 2003. All readership figures refer to this EGM report.

I. CONSOLIDATED PROFIT AND LOSS ACCOUNT

Table 1-a: Consolidated Profit and Loss Account

Million €	FY2004	FY2003	Var. %
Revenues	**275.40**	**245.43**	**12.2**
Direct Costs	216.90	180.35	20.3
Gross Profit	**58.51**	**65.08**	**(10.1)**
Central Costs	26.36	23.68	11.3
EBIT	**32.14**	**41.40**	**(22.4)**
Interest Income (Expense)	5.21	4.41	18.3
Goodwill Amortization	(1.04)	(1.38)	(25.0)
Associated Undertakings	1.87	1.87	0.1
Profit on Ordinary Activities	**38.19**	**46.29**	**(17.5)**
Extraordinary Results	(6.79)	46.90	NM
Profit before Taxes	**31.40**	**93.19**	**(66.3)**
Income Taxes	9.61	32.66	(70.6)
Net Income before Minorities	**21.79**	**60.52**	**(64.0)**
Depreciation	**11.80**	**10.76**	**9.7**
EBITDA	**43.94**	**52.16**	**(15.8)**

Table 1-b: Selected items from Consolidated Profit and Loss Account ex-Meximerica

Million €	FY2004	FY2003	Var. %
Revenues	**274.90**	**245.43**	**12.0**
Direct Costs	206.17	180.35	14.3
Gross Profit	**68.72**	**65.08**	**5.6**
Central Costs	26.36	23.68	11.3
EBIT	**42.36**	**41.40**	**2.3**
Depreciation	**11.37**	**10.76**	**5.7**
EBITDA	**53.73**	**52.16**	**3.0**

II. MARGINS

Margins in the period are as follows:

Table 2-a: Margins, consolidated results

Million €	FY2004	FY2003
Gross Profit / Revenues	21.2%	26.5%
EBITDA / Revenues	16.0%	21.3%
EBIT / Revenues	11.7%	16.9%

Table 2-b: Margins, ex-Meximerica

Million €	FY2004	FY2003
Gross Profit / Revenues	25.0%	26.5%
EBITDA / Revenues	19.5%	21.3%
EBIT / Revenues	15.4%	16.9%

III. REVENUES

Consolidated Revenues totaled € 275.40 million, increasing by 12.2%.

The following table shows the consolidated operating revenues of Recoletos based on the source of income:

Table 3: Revenues

Million €	FY2004	FY2003	Var. %
Advertising	120.29	102.66	17.2
Circulation	119.18	116.26	2.5
Other revenues	35.93	26.52	35.5
Total Revenues	**275.40**	**245.43**	**12.2**

Advertising revenues increased by 17.2%, showing a continued strong performance in 4Q04 (+16.4%). This strong increase in advertising is a result of a combination of several factors including: Euro 2004, Olympics, the recovery in advertising, and the new launches. By content area, **Sports, Women's interest** and **Medical** saw the largest gains, 24.1%, 30.0% and 26.7%, respectively. **Business and Finance** grew at 3.9%

Circulation revenues increased 2.5% due to an increase in the circulation of *Expansión* (+2,7%), the price increases in *Expansión* (February 2004) and *Marca* (June 2004), the contribution of new launches, and a continued strong performance at *Telva.*

Other revenues were up considerably (+35.5%), due to the integration of *Last Lap,* and higher revenues in the *Conferences & Training* division, *MarcaMedia*, *Comercio Marca*, *Recoprint* (printing for third parties) and *Novomedia* (advertising sales).

Regarding the development of revenues by content areas[5], we highlight a strong increase in Recoletos´ principal content areas: **Sports** (+10.2%) and **Business and Finance** (+9.2%). We also note the important increase in **Women's Interest** (+33.1%), **Medical** (+26.5%) and **Others**[6] (+20.7%). The **Youth** area decreased slightly (-5.7%). **Sports,** which accounts for 57.1% of total revenues, continues to be the largest contributor to Recoletos´ revenues.

Table 4: Revenues by content areas

Million €	FY2004	% of total	FY2003	Var. %
Sports	157.23	57.1	142.71	10.2
Business & Finance	69.17	25.1	63.34	9.2
Women's Interest	20.71	7.5	15.56	33.1
Medical	10.52	3.8	8.32	26.5
Youth	3.31	1.2	3.51	(5.7)
Others[7]	14.47	5.3	11.98	20.7
Total Revenues	**275.40**	**100.0**	**245.43**	**12.2**

In Sports, advertising revenues increased substantially (+24.1%), boosted in part by the Olympics and Euro 2004 while circulation revenues decreased slightly (-1.4%). Copy sales of *Marca* fell by -4.4% to 377,350. Marca´s website had 2.5[8] million unique users in December, consolidating its leadership position among on-line sports dailies.

Revenues from Business and Finance increased by 9.2% due to higher circulation revenues (+13.8%) and higher advertising revenues (+3.9%). *Expansión* copy sales grew to 46,536 (+2.7%), which demonstrates the continued success of investments in its content and design improvements.

Revenues in Women's Interest increased significantly (+33.1%) as a result of strong increases in both advertising (+30.0%) and circulation revenues (+44.0%). The strong growth in the Women's Interest area is largely attributable to the launch of *Única* in March 2004. It is important to note, however, that *Telva´s* copy sales continue to increase. In the 2004 its circulation increased by 2.5%, to an average monthly circulation of 167,857.

Medical increased 26.5% and Youth decreased slightly (-5.7%).

Other revenues increased by 20.7% as a result of the strong performance of Recoprint and Novomedia. Included in other revenues are the revenues from the first five months of Meximerica. For the period between the launch of the first edition in San Antonio on July 26, and December 31st, Meximerica´s revenues were €0.51 million, primarily from advertising.

[5] P&L accounts for the principal content areas are shown starting with Chapter VIII of this note.

[6] Includes Meximerica

[7] Includes Meximerica

[8] OJD December 2004

IV. DIRECT COSTS

Consolidated direct costs ex-Meximerica increased by 14.3%. Marketing, personnel and printing costs increased by 20.3%, 16.2% and 13.6%, respectively. Direct costs increased in all business divisions except for Youth, reflecting our investment in content and new launches. In Sports, the launch of *Marca Motor* and the *NBA Magazine* in 4Q2003 caused an increase in marketing, printing and personnel costs in 2004. In Business and Finance, the re-launch of *Expansión* has also contributed to higher marketing, printing, personnel and distribution costs. In the Women's division, there are strong increases across all the components of direct costs due to the launch of *Única*. Direct costs in the Women's division also include higher marketing costs associated with an exceptional marketing campaign for *Telva*. In Others, direct costs increased in Novomedia as a result of the addition of new accounts. The total impact of these investments was approximately €17.32 million.

Including Meximerica, direct costs increased by 20.3%. This figure includes €10.72 million in costs at Meximerica (pre-launch costs as well as the recurring costs of the business).

The breakdown of Direct Costs by content divisions is as follows:

Table 5: Direct Costs ex-Meximerica by content divisions

Million €	FY2004	FY2003	Var. %
Sports	101.76	92.34	10.2
Business and Finance	62.41	57.25	9.0
Women's interest	21.21	11.80	79.7
Medical	8.28	7.03	17.8
Youth	3.11	3.32	(6.4)
Others	9.41	8.61	9.3
Total Direct Costs	**206.17**	**180.35**	**14.3**

V. CENTRAL COSTS

Central costs increased by 11.3% reaching €26.36 million primarily as a result of higher personnel costs (+7.6%), which constitute 53.7% of total central costs.

VI. GROSS PROFIT

Gross Profit by business areas show the following development:

Table 6: Gross Profit by business areas, ex-Meximerica

Million €	FY2004	FY2003	Var. %
Sports	55.47	50.37	10.1
Business and Finance	6.75	6.10	10.7
Women's Interest	-0.49	3.76	NM
Medical	2.24	1.29	73.9
Youth	0.20	0.19	6.1
Others	4.55	3.37	35.1
Total Gross Profit	**68.72**	**65.08**	**5.6**

Note: Gross Profit= Revenues less Direct Costs, it does not include Central Costs

Consolidated Gross Profit ex-Meximerica increased by 5.6%. The key developments are:

- Increase in **Sports** due mainly to strong increase in advertising revenues.
- Strong increase in **Business and Finance** as a result of the recovery in advertising and the increase in the price of *Expansión*.
- Deterioration in **Women's Interest** Gross Profit due to the launch of *Única* and the exceptional marketing campaign at *Telva*.
- Strong improvement in **Medical** as a result of the increase in advertising revenues and slight improvement in **Youth**.
- The **Others** segment also posted a strong increase as a result of strong revenue growth in its principal components: *Recoprint* and *Novomedia.*

VII. NET PROFIT

- Net profit was €21.79 million. The net profit for the period is not comparable to the result in 2003 given that, as previously noted, in 1Q2003 Recoletos recorded a capital gain of €46.89 million obtained from the sale of Recoletos´ 30% stake in Unidad Editorial S.A. (Unedisa).

VIII. SPORTS

The Sports area shows an important increase in revenues (+10.2%) primarily as a result of the strong increase in advertising (+24.1%), partly attributable to Euro 2004 and the Olympics. The recovery in the advertising market as well as the contribution of new projects such as *Marca Motor, NBA and Last Lap* also account for part of this growth. Circulation revenues decreased (-1.4%) due a decrease in Marca's copy sales (-4.4%) in 2004. As previously mentioned, the latest EGM data[9] shows an increase in *Marca's* readership of 5.8%, reaching 2.6 million readers daily, consolidating its position as the most widely read newspaper in Spain. We note as well the strong increase in other revenues, which encompasses, among others, revenues from *Last Lap* (€4.31 million), *Marcamedia* (€2.07 million) and Comercio *Marca* (€4.22 million).

Table 7: Results of the Sports Area

Million €	FY2004	FY2003	Var. %
Revenues			
Advertising	52.91	42.64	24.1
Circulation	92.95	94.27	(1.4)
Others	11.37	5.80	96.1
Total Revenues	**157.23**	**142.71**	**10.2**
Direct Costs	101.76	92.34	10.2
Gross Profit	**55.47**	**50.37**	**10.1**
Gross Profit / Revenues	**35.3%**	**35.3%**	**0.0**

IX. BUSINESS AND FINANCE

In Business and Finance revenues increased 9.2% due to the recovery in advertising revenues (+3.9%) in 2004, as well as a strong increase in circulation revenues (13.8%) due to the increase in the cover price of *Expansión* in February, as well as the increase in its copy sales (+2.7%). Other revenues, comprised primarily by the *Conferences* division in Spain and Portugal, also showed a strong increase (+22.6%) in the year. Revenues for conferences in these two countries totaled €7.92 million. *Expansion.com* registered 317,600[10] unique users in December.

Table 8: Results of Business and Finance Area

Million €	FY2004	FY2003	Var. %
Revenues			
Advertising	38.60	37.14	3.9
Circulation	20.14	17.69	13.8
Others	10.43	8.51	22.6
Total Revenues	**69.17**	**63.34**	**9.2**
Direct Costs	62.41	57.25	9.0
Gross Profit	**6.75**	**6.09**	**10.8**
Gross Profit / Revenues	**9.8%**	**9.6%**	**1.5**

[9] EGM 3era Ola acumulada

[10] OJD December 2004

X. WOMEN´S INTEREST

Women's Interest revenues increased significantly in advertising (+30.0%) and circulation (+44.0%) due in large part to the addition of Única. We highlight, however, the increase in *Telva´s* advertising revenues (+10.3%) and its circulation revenues (+4.5%) as a result of an increase in copy sales. In the last EGM[11] report, Telva also showed an increase (+3.4%) in the number of readers (370.000).

Table 9: Results of Women's Interest Area

Million €	FY2004	FY2003	Var. %
Revenues			
Advertising	14.68	11.29	30.0
Circulation	5.92	4.11	44.0
Others	0.11	0.16	(30.7)
Total Revenues	**20.71**	**15.56**	**33.1**
Direct Costs	21.21	11.80	79.7
Gross Profit	**-0.49**	**3.76**	**NM**
Gross Profit / Revenues	**NM**	**24.2%**	**NM**

XI. MEDICAL

The Medical area exhibited a significant increase in advertising revenues (+26.7%).

Table 10: Results of Medical Area

Million €	FY2004	FY2003	Var. %
Revenues			
Advertising	10.42	8.22	26.7
Circulation	0.07	0.07	(2.6)
Others	0.03	0.03	16.0
Total Revenues	**10.52**	**8.32**	**26.5**
Direct Costs	8.28	7.03	17.8
Gross Profit	**2.24**	**1.29**	**73.6**
Gross Profit / Revenues	**21.3%**	**15.5%**	**37.3**

[11] EGM 3era Ola acumulada

XII. YOUTH

In Youth, advertising revenues decreased slightly (-3.2%).

Table 11: Results of Youth Area

Million €	FY2004	FY2003	Var. %
Revenues			
Advertising	3.25	3.36	(3.2)
Circulation	0.04	0.12	(62.5)
Others	0.02	0.04	(58.3)
Total Revenues	**3.31**	**3.51**	**(5.7)**
Direct Costs	3.11	3.32	(6.4)
Gross Profit	**0.20**	**0.19**	**6.1**
Gross Profit / Revenues	**6.1%**	**5.4%**	**12.5**

XIII. CASH-FLOW

Table 12: Cash-flow

Millions of €	FY2004	FY2003
Net Income before Minorities	21.79	60.52
Depreciation	11.78	10.88
Goodwill Amortization	6.32	1.38
Provisions related to fixed assets	2.16	(0.53)
Other Adjustments	(2.16)	(49.08)
Net Cash provided by Operating Activities	**39.89**	**23.18**
Change in Working Capital	(12.31)	6.01
Net Investment in assets	25.36	62.32
Net Cash used in Investment Activities	**13.05**	**68.33**
Dividend Payment	(8.74)	(136.35)
Other changes in Shareholders' Equity	0.17	1.10
Net Cash provided by Financing Activities	**(8.58)**	**(135.25)**
Net Increase in Cash and Cash Equivalents	**44.37**	**(43.75)**

XIV. CONSOLIDATED BALANCE SHEET

Table 13: Consolidated Balance Sheet

Million €	2004 December	2003 December
Fixed Assets:	81.25	94.48
- Tangible Assets	63.78	63.93
- Intangible Assets	4.83	4.49
- Financial Investments	12.64	26.06
Goodwill on consolidation	14.17	19.27
Accounts receivable	66.18	54.52
Stocks	5.88	5.09
Cash and Cash Equivalents[12]	199.10	196.29
Deposit in escrow	7.91	0.00
Other Assets	3.77	2.75
Total Assets	**378.25**	**372.41**
Shareholders Equity	282.87	270.41
Minority Shareholders	1.73	1.47
Provisions	3.88	11.58
Long-term Liabilities	2.22	2.56
Short-term Liabilities	87.55	86.39
Total Equity and Liabilities	**378.25**	**372.41**

XV. IMPACT OF CURRENCY CONVERSION

For Argentina, the average exchange rate for 2004 used to convert the P&L was 3,69 pesos/euro (vs. 3,37 pesos/euro in 2003) and the period end exchange rate used to convert Balance Sheet accounts was 4,06 pesos/euro (vs. 3,69 in December 2003)

For Chile, the average exchange rate for 2004 used to convert the P&L was 773 pesos/euro (vs. 782 pesos/euro in 2003) and the period end exchange rate used to convert Balance Sheet accounts was 761 pesos/euro (vs. 747 in December 2003)

For the US, the average exchange rate for the period 2004 used to convert the P&L was 1,25 US$/euro and the period end exchange rate used to convert Balance Sheet accounts was 1,36 US$/euro.

Differences resulting from the application of this conversion method are recorded under "Differences on Currency Translation" within "Shareholder´s Equity" on the consolidated Balance Sheet.

[12] Includes SIMCAV (Investment Trust) investment of 33.66 MM on December 2003

XVI. RELEVANT ISSUES

On February 14th the Comisión Nacional de Mercado de Valores (CNMV) approved the tender offer presented for Recoletos by Retos Cartera ("Retos") on December 14th. On February 16th Retos published the first announcement of the offer, thereby formally opening the subscription period. Retos has stated that it intends to leave the offer open for one month (March 16th). On February 23rd Recoletos´ Board of Directors issued a communication in which it stated that it considers Retos´ offer reasonable and fair for shareholders and values it positively. Retos has stated that it plans to de-list Recoletos from the stock exchange.

XVII. OPERATING DATA

Table 14: Operating Data

	FY2004	FY2003	%Var.
SPORTS			
Accumulated Marca copy sales	377,350	394,813	(4.4)
Accumulated Marca Motor copy sales	70,771	90,437	(21.7)
Accumulated NBA copy sales	20,474	16,897	21.2
Accumulated Golf Digest copy sales	14,435	13,880	4.0
Accumulated Estadio Deportivo copy sales	6,280	6,715	(6.5)
December unique users Marca.com (´000s)	2,593	NA	NA
BUSINESS AND FINANCE			
Accumulated Expansión copy sales	46,536	45,321	2.7
Accumulated Actualidad Económica copy sales	20,368	20,548	(0.9)
December unique users Expansión (´000)	317	NA	NA
December unique users Expansiónyempleo (´000)	929	NA	NA
WOMEN´S INTEREST			
Accumulated copy sales Telva	167,857	163,777	2.5
Accumulated copy sales Única	165,348	NA	NA
December unique users estarguapa.com (´000)	305	NA	NA
MEDICAL			
December unique users diariomedico.com (´000)	722	NA	NA

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pri

27 February 2005

Dennis Stevenson to retire as Pearson chairman

Pearson announces that Dennis Stevenson intends to retire later this year after eight years as chairman. A committee of the board, headed by the senior independent director, Terry Burns, is choosing his successor.

Dennis Stevenson said: "The board and I have naturally been discussing plans for my succession for some time, and this is a good moment to formalise the process. Pearson is in excellent shape, looking forward to some very good years under a strong executive team led by Marjorie. I am looking forward to my 60th birthday later this year, and planning some new projects outside the plc world."

Dennis Stevenson joined the board of Pearson in 1986 as a non-executive director and became chairman in May 1997.

Enquiries

Luke Swanson / Charlotte Elston + 44 (0) 20 7010 2310 / 44 (0) 7730 546 821

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28 February 2005
Pearson Preliminary Results for 2004

Pearson announced its Preliminary Results on Monday 28th February, 2005. Download an electronic (html) version of the press release here, or download the full press release and financials in PDF format here.

The following events are available today:

- **A presentation by Marjorie Scardino and Rona Fairhead at 0900 GMT**
  Click here to listen to the live audiocast . A replay available from 12 noon GMT, links to these will be available on this site.

- **Video Interviews with Marjorie and Rona**
  The interviews will be available here, and include additional videos by Will Ethridge and Steve Dowling.

- **A conference call for US investors**
  The conference call will be held at 1500 GMT/1000 EST on 28 February. Please dial in to the call 10 minutes before the start.

  The numbers to call are:
  US dial in +1 888 482 0024
  International dial in +1 617 801 9702
  Participant passcode 40464271

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PEARSON

28 February 2005

PEARSON: 2004 PRELIMINARY RESULTS

PROGRESS ON ALL FINANCIAL GOALS IN 2004; FASTER GROWTH IN 2005

- Adjusted earnings per share of 30p, up 5% on an underlying basis;
- Free cash flow £96m higher at £288m;
- Adjusted operating profit from continuing businesses up 7%; 69% growth at the FT Group and 5% at Pearson Education more than offset the 24% profit decline at Penguin;
- Dividend increase of 5%, ahead of inflation for the 13th successive year.

Marjorie Scardino, chief executive, said:

"In 2004 we achieved solid progress on all our financial goals and gained share in most of our markets. At the same time, we reduced costs and invested more than ever in the content and technology that set our products apart.

"This year, we continue to expect strong growth at Pearson Education and the Financial Times Group, and we are confident that our performance will be within market expectations, even while we tackle some challenges at Penguin. In the longer term, we have set the stage for a new phase in Pearson's growth, with our network of business newspapers returned to profit and excellent prospects for our education businesses for the next few years."

	2004	*Currency impact*	2003	**Underlying growth**
Business performance				
Sales	**£3,919m**	*£(306)m*	£4,048m	**3%**
Adjusted operating profit*	**£455m**	*£(52)m*	£490m	**5%**
Adjusted profit before tax*	**£386m**		£410m	
Free cash flow	**£288m**		£192m	
Adjusted earnings per share*	**30.0p**	*(3.7)p*	32.0p	**5%**
Return on invested capital	**6.2%**	*(0.4)pts*	6.3%	
Continuing businesses (excluding Recoletos)				
Sales	**£3,729m**	*£(302)m*	£3,879m	**3%**
Adjusted operating profit*	**£433m**	*£(51)m*	£462m	**7%**
Statutory results				**Actual**
Operating profit	**£231m**		£226m	**2%**
Profit before tax	**£171m**		£152m	**13%**
Basic earnings per share	**11.1p**		6.9p	**61%**
Dividends per share	**25.4p**		24.2p	**5%**
Net borrowings	**£1,206m**		£1,361m	**(11)%**

** Before goodwill and non-operating items. In 2004 our goodwill charge on continuing operations was £215m (2003: £258m) and non-operating profit was £9m (2003: £(6)m). In 2004 Recoletos' goodwill was £9m (2003: £6m) and non-operating profit was nil (2003: £12m).*

Underlying means growth excluding currency impact (noted above) and portfolio changes which in 2004 had a positive effect on sales of £41m and a negative effect on profits of £8m, largely because Edexcel, in which we acquired a 75% stake in May 2003, is loss-making in the first half. Throughout this statement, we refer to continuing business performance measures and growth rates on this basis unless otherwise stated.Our continuing businesses exclude Recoletos following our acceptance of an offer for our 79% stake on 25 February 2005.

Pearson plc 80 Strand London WC2R 0RL
Telephone +44 (0) 20 7010 2000 • Facsimile +44 (0) 20 7010 6060
www.pearson.com

2004 OVERVIEW

£ millions	2004	*Currency impact*	2003	Underlying
Sales				
Pearson Education	**2,356**	*(223)*	2,451	**4%**
Penguin	**786**	*(57)*	840	**-**
FT Group	**587**	*(22)*	588	**3%**
Total continuing	**3,729**	*(302)*	3,879	**3%**
Discontinued (Recoletos)	**190**	*(4)*	169	**15%**
Total	**3,919**	*(306)*	4,048	**3%**
Adjusted operating profit				
Pearson Education	**293**	*(29)*	313	**5%**
Penguin	**54**	*(14)*	91	**(24)%**
FT Group	**86**	*(8)*	58	**69%**
Total continuing	**433**	*(51)*	462	**7%**
Discontinued (Recoletos)	**22**	*(1)*	28	**(18)%**
Total	**455**	*(52)*	490	**5%**

Pearson's sales grew 3% in 2004, with good sales performances at Pearson Education and IDC. Adjusted operating profit increased 7% - despite a 24% decline at Penguin - with good progress at our largest business, Pearson Education (up 5%) and a significant profit improvement at the FT Group (up 69%), benefiting from the cost reductions made in the face of a severe advertising recession in recent years. Adjusted earnings per share of 30.0p (2003: 32.0p) were up 5% on an underlying basis, helped by this profit improvement and by lower tax and interest charges.

Our reported results were once again affected by currency movements. The 20 cent weakening in the average US dollar rate - in which we earn approximately two-thirds of our sales - against the pound to £1:$1.83 reduced our reported sales by £302m and our reported operating profit by £51m.

Our cash flow performance was particularly strong. Total free cash flow improved £96m to £288m. This was ahead of last year even without the Transportation and Security Administration (TSA) receivable which we collected in December. Cash conversion, at 93%, also benefited from further working capital improvements at Pearson Education. Average working capital:sales at Pearson Education and Penguin improved by half a percentage point to 32.3%, even as we increased investment in new programmes and contracts. Together these resulted in an increase in our return on invested capital from 6.3% to 6.6% at constant exchange rates.

Our statutory results show an improvement in operating profit of 2%. We report statutory basic earnings per share of 11.1p (2003: 6.9p). We ended the year with net debt of £1,206m, an 11% improvement on 2003. We received $101m from the sale of our stake in MarketWatch in February 2005 and we expect to receive around €550m in net proceeds from the sale of our stake in Recoletos.

The board is proposing a dividend increase of 5% to 25.4p.

Throughout this statement (unless otherwise stated):

1. *Adjusted figures are stated before goodwill, integration costs and non-operating items. We expense business restructuring costs and amortise goodwill over no more than 20 years;*
2. *The 'business performance' measures, which we use alongside other measures to track performance, are non-GAAP measures for both US and UK reporting. Reconciliations of operating profit, profit before tax, adjusted earnings per share and operating free cash flow to the equivalent statutory heading under UK GAAP are included in notes 2, 5, 6 and 10.*
3. *'Currency impact' shows the effect of retranslating 2004 reported results at 2003 (rather than 2004) average exchange rates.*

OUTLOOK

We expect Pearson to grow strongly in 2005 and beyond, with further progress on earnings, cash and return on invested capital. Our outlook is:

- We expect our worldwide **School** business to deliver significant underlying sales and profit growth in 2005. With a buoyant adoption calendar, healthy state budgets, federal funds for reading and testing and our investment in new programmes, we expect our US School publishing and testing operations to achieve double-digit sales growth. We also expect to achieve steady margin improvement in our US school publishing business over the next three years, as we benefit from a strong new adoption calendar in both 2006 and 2007, and from a significant increase in our new adoption participation rate compared with 2005.
- Our US **Higher Education** business continues to benefit from its scale, the strength of its publishing and its lead in online learning. We expect that those qualities will enable our business to grow ahead of its industry once again in 2005, at a similar rate to 2004 and with similar margins. Longer-term, we see good growth prospects for our US and international higher education businesses.
- We expect our **Professional** business to grow sales in the mid-single digits in 2005, helped by continued growth in our contract businesses and a stabilisation in technology publishing. We expect this division to deliver sustained growth, on the basis of our long-term contracts in Government Solutions and Professional Testing.
- 2005 will be a year of transition for **Penguin**. We expect profits to improve in the UK, in spite of dual-running costs at our distribution centres. In the US we are planning on the basis that the weak market conditions experienced in the second half of 2004 continue. We are taking action to adjust our publishing programme and reduce costs, and we will expense approximately £5m on those actions in 2005.
- We expect further profit progress at the **FT Group**. Advertising revenues at the *Financial Times* are up 3% in the year to date and, assuming similar advertising revenue growth for the full year, we would expect the FT to be around breakeven for the year as a whole. IDC expects to grow its reported revenues and net income under US GAAP in the high single-digit to low double-digit range. The results of Recoletos will be consolidated for January and February 2005 and with the launch of its new freesheet during these months are likely to be around breakeven.
- **Interest and tax**. Our interest charge in 2005 is likely to be a little lower than in 2004, as the benefit of lower average net debt will be partly offset by the expected rise in average interest rates and the absence of a £9m one-off interest credit in 2004. We expect our effective tax rate for the full year to be around 32%.
- **Exchange rates**. We generate around two-thirds of total revenues in the US and a five cent change in the average exchange rate for the full year (which in 2004 was £1:$1.83) will have an impact of approximately 1p on adjusted earnings per share.

For more information:

UK: Luke Swanson / Charlotte Elston + 44 (0) 20 7010 2310

US: Jeff Taylor (analysts and investors) + 1 952 201 6878 / David Hakensen (media) + 1 952 681 3040

Pearson's preliminary results presentation for investors and analysts will be webcast live today from 0900 (GMT) and available for replay from 12 noon (GMT) via www.pearson.com. We will also be holding a conference call for US investors at 1500 (GMT) / 1000 (EST). To participate in the conference call or to listen to the audiocast, please register at www.pearson.com.

Video interviews with Marjorie Scardino, chief executive, and Rona Fairhead, chief financial officer, are also available at www.pearson.com. High resolution photographs are available for the media at www.newscast.co.uk.

Except for the historical information contained herein, the matters discussed in this preliminary announcement include forward-looking statements under UK GAAP that involve risk and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents, including the company's Annual Report and US Form 20-F. The company undertakes no obligation to publicly update any forward looking statement, whether as a result of new information, future events or otherwise.

OPERATING REVIEW

PEARSON EDUCATION: HIGHLIGHTS

- Leading position in new US School adoptions; strong growth in open territories, supplementary publishing and school testing;
- Investment in new programmes in reading, science, literature and social studies, to capture significant growth opportunities in US School market in 2005 and beyond;
- 4% sales growth in US Higher Education, ahead of the industry (at 2%) for the sixth straight year;
- 20%+ sales growth and $500m of new professional contract wins in Government Solutions and Professional Testing. $800m Department of Education contract win – Pearson's largest ever – early in 2005;
- Record sales of $1.2bn outside the US; excellent growth prospects in international education.

£ millions	**2004**	*Currency impact*	2003	**Underlying**
Sales				
School	**1,118**	*(94)*	1,176	**-**
Higher Education	**731**	*(69)*	772	**4%**
Professional	**507**	*(60)*	503	**12%**
Total	**2,356**	*(223)*	2,451	**4%**
Adjusted operating profit				
School	**117**	*(8)*	127	**2%**
Higher Education	**133**	*(16)*	148	**1%**
Professional	**43**	*(5)*	38	**30%**
Total	**293**	*(29)*	313	**5%**

Pearson Education had a strong year, growing sales by 4% and profits by 5% in spite of the weakest US new adoption market* for five years. Our School business increased profits by 2%, our US Higher Education business grew ahead of its industry and our Professional business increased profits by 30%.

Our **School** business ended the year with sales level with 2003 and profits up 2%. In a year when new adoption spending fell by some 40% to approximately $500m we led the new adoption market, taking a 27% share of this smaller new adoption opportunity – or 30% of the adoption opportunities we participated in. We benefited from our strength across a wide range of subjects and grade levels, with a decline in elementary sales (after particularly strong market share growth in 2003) mitigated by a strong performance in the secondary market. We returned to growth in the open territories and in supplementary publishing, helped by the restructuring actions we took in 2003 and by the sharp recovery in US state budgets. We also invested in major new programmes in reading, science, literature and social studies, which should help us capture a good share of a strong US School market over the next few years.

Pearson plc 80 Strand London WC2R 0RL
Telephone +44 (0) 20 7010 2000 • Facsimile +44 (0) 20 7010 6060
www.pearson.com

Our US School testing business benefited from the start-up of a number of new state contracts, including Texas, Ohio, Virginia and Washington. We continued to win new multi-year contracts, worth $150m, including Tennessee, New Jersey and California ahead of implementation of the No Child Left Behind Act testing requirements, which become mandatory in the school year starting in September 2005. Our digital learning businesses showed a further profit improvement on slightly lower sales and we continued to develop and sell new products which integrate our content, testing and technology in a more focused way. The decline in reported profits reflects the impact of dollar weakness and a full year contribution from Edexcel, which is loss-making in the first half.

Our **Higher Education** business grew sales by 4% and profits by 1%. In the US we grew faster than the market for the sixth straight year, up 4% while the industry without Pearson was up 2%, according to the Association of American Publishers. We saw particular strength in two-year career colleges, a fast-growing segment, with vocational programmes in allied health, technology and graphic arts, and elsewhere in math and modern languages.

Our margins eased a little as we achieved 5% growth outside the US and continued to invest to make our technology central to the teaching and learning process. We rolled out our online learning platforms into new subject areas including economics, psychology and modern languages and by the end of the year almost three million US college students were following their courses through one of our online programmes. Our custom publishing business, which creates specific programmes built around the curricula of individual faculties or professors, grew very strongly. Pearson Custom has now increased its sales eight-fold over the past six years and we have introduced our first customised online resources for individual college courses.

Recognising concern over the rising cost of higher education, we also accelerated our strategy of making our content available to students in a wide range of different formats and price points through our Pearson Choices programme (www.pearsonchoices.com). Through SafariX, 350 of our leading textbooks are now available to students in a web-based format, at half the price of their traditional print counterparts.

Our **Professional** education business grew sales by 12% and profits by 30%. Pearson Government Solutions grew sales by 25%, with strong growth from add-ons to existing programmes. We also won some important contracts, including multi-year contracts worth $500m from customers such as the US Department of Health and the London Borough of Southwark. Our Professional Testing business grew sales 31% as we benefited from the start-up of major new contracts although we continued to operate at a small loss as we invested in building up the infrastructure for our 150-strong UK test centre network. Markets remained tough for our technology publishing titles, where sales were 6% lower, but profits were broadly level as a result of further cost actions.

Our education businesses outside the US contributed a record $1.2bn in revenues. We saw a series of good performances across the spectrum of our publishing, testing and software. We won $200m of multi-year school testing contracts outside the US. Edexcel successfully introduced our testing technology into the UK, marking 1.3 million examination scripts on-screen in 2004. Our international English Language Teaching business grew well, helped by our biggest ever ELT investment. The new programme, *English Adventure*, has been developed for primary school age students using Disney characters, and has now been launched in five major ELT markets.

Pearson Education completed a number of small bolt-on acquisitions in the year. These included Knowledge Analytic Technologies, extending our capabilities in electronic school testing and marking; Causeway Press, strengthening our UK education publishing for schools and colleges; Altona Ed, a web-based student information system; and Dominie Press in Spanish language supplementary publishing.

Note: In the US, 20 'adoption' states buy textbooks and related programmes on a planned contract schedule or 'adoption cycle'. The level of spending varies from year to year with this schedule, depending on the number of adoptions in the largest states and subjects. In 'open territory' states, school districts or individual schools buy textbooks according to their own individual schedules rather than on a statewide basis.

PENGUIN: HIGHLIGHTS

- Strong UK publishing and sales performance in spite of distribution disruption in 2004; UK profit improvement expected in 2005;
- Strong bestseller performance in US, but weakness in US mass market and backlist worldwide in second half;
- Taking actions to adjust business and publishing for changing market conditions.

£ millions	**2004**	*Currency impact*	2003	**Underlying**
Sales	**786**	*(57)*	840	**-**
Adjusted operating profit	**54**	*(14)*	91	**(24)%**

Penguin had a difficult year, with flat sales and significantly lower profits, despite a successful publishing schedule. The single largest factor in the decline in reported operating profit was the weak dollar. Penguin makes approximately two-thirds of its sales in the US and the dollar's decline against sterling reduced Penguin's profits by £14m. The 24% decline in underlying operating profit was caused by a number of factors, including disruption to our UK distribution and weakness in the US consumer publishing market.

In the UK, our move to a new warehouse, to be shared between Penguin and Pearson Education, disrupted supply of our books and had a particular impact on backlist titles. Although we traded well in the second half, and shipped more books to our UK customers than in the previous year, we incurred some £9m of additional costs as we took special measures to deliver books, including the cost of running two warehouses, shipping books direct and additional marketing support. By the end of the year, we had eliminated the order backlog in the warehouse, and the new management team has continued to make good progress in the early part of 2005, successfully installing the new automated warehouse management system. We will continue to incur dual running costs until Pearson Education moves into the new warehouse, which is planned for the second half.

After a good start to the year, the US consumer publishing market deteriorated sharply in the second half and full-year industry sales were 1% lower than in 2003, according to the Association of American Publishers. The adult mass market segment, which accounts for approximately one-third of Penguin's US sales, was down 9% for the industry for the full year, and 13% in the second half. Penguin is planning for 2005 on the basis that tough market conditions continue and is adjusting its business and publishing programmes accordingly. We are taking actions to reduce costs, accelerating investment in successful new imprints, focusing publishing in premium market categories and finding new ways to sell high margin backlist titles.

Despite this, Penguin had another great publishing year. We benefited from our new imprint strategy, with a further four imprints publishing for the first time. Non-fiction performed particularly well, with a 40% increase in our titles on the *New York Times* bestseller list, including Lynne Truss's *Eats, Shoots & Leaves* (now with over one million copies in print), Ron Chernow's *Alexander Hamilton* and Maureen Dowd's *Bushworld.* Best-selling UK titles included Jamie Oliver's *Jamie's Dinners*, Sue Townsend's *Adrian Mole and the Weapons of Mass Destruction* and Gillian McKeith's *You Are What You Eat*.

Pearson plc 80 Strand London WC2R 0RL
Telephone +44 (0) 20 7010 2000 • Facsimile +44 (0) 20 7010 6060
www.pearson.com

FT GROUP: HIGHLIGHTS

- £23 million profit improvement at the *Financial Times*; advertising revenues up for the first time in 4 years, and up 3% in the first two months of this year;
- Return to profit at our network of business newspapers with advertising revenues stabilising and cost savings coming through;
- IDC profits up 9% with 95%+ institutional renewal rates.

£ millions	**2004**	*Currency impact*	2003	**Underlying**
Sales				
FT Newspaper	**208**	*(1)*	203	**3%**
Other FT publishing	**110**	*(2)*	112	**5%**
IDC	**269**	*(19)*	273	**3%**
Total continuing	**587**	*(22)*	588	**3%**
Discontinued (Recoletos)	**190**	*(4)*	169	**15%**
Total	**777**	*(26)*	757	**6%**
Adjusted operating profit / (loss)				
FT Newspaper	**(9)**	--	(32)	**72%**
Other FT publishing	**11**	--	6	**61%**
Associates & Joint Ventures	**6**	--	3	**100%**
IDC	**78**	*(8)*	81	**9%**
Total continuing	**86**	*(8)*	58	**69%**
Discontinued (Recoletos)	**22**	*(1)*	28	**(18)%**
Total	**108**	*(9)*	86	**39%**

The **Financial Times Group** increased sales by 3% and profits by 69% with another good year from IDC, a more stable business advertising environment and the benefit of cost actions taken in recent years.

The ***Financial Times*** achieved revenue growth for the first year since 2000 and reduced losses from £32m in 2003 to £9m, returning to profit in the seasonally strong fourth quarter. Sales increased 3% with advertising revenues up 2% and circulation revenues also ahead.

Advertising performance across categories and regions was mixed throughout the year. While the recruitment and luxury goods categories increased by more than 20%, the business-to-business and technology sectors showed few signs of recovery. In terms of geography, good growth in Europe and Asia offset a very weak US corporate advertising market. We continued to reduce the FT's cost base, which is now £110 million or one-third lower than it was in 2000. At the same time, we invested in editorial initiatives, printing the FT in Australia - a first for any international daily newspaper publisher – and increasing the reach and number of our colour magazines, *FT Magazine* and *How To Spend It*. Average circulation for the year of 435,000 was 3% lower than the previous year, while FT.com has 76,000 paying subscribers and 3.7m unique users. The FT's performance on international surveys of business readership in print and online remained strong.

Les Echos achieved sales growth of 4% and profits grew very strongly, despite a volatile advertising market. Average circulation grew 3% to 119,800, while competitors continued to see falling sales. FT Business also posted significant profit growth, with sales growth across all its main markets, and a continuing emphasis on cost management.

Profit from the FT's **associates and joint ventures** doubled in the year. Losses narrowed at *FT Deutschland* as circulation and advertising revenue both grew strongly. *FT Deutschland* reached the 100,000 copy sales mark in December, and circulation averaged 96,600 (+6%). **The Economist Group** again increased its operating profit, with *The Economist*'s circulation passing the significant one million mark, with an average weekly circulation of 1,009,759. The Group also launched a new annual, *Intelligent Life*, as well the first Chinese language edition of *The World in 2005.*

Interactive Data Corporation (NYSE: IDC), our 61%-owned financial information business, increased sales by 3% and profits by 9%. FT Interactive Data and e-Signal performed well, particularly in the US, where we saw some signs of improvement in market conditions. Worldwide renewal rates among institutional clients remained at or above 95%. Demand for Interactive Data's value-added services remained strong, with the signing of our 100th customer for our Fair Value Information Service product in December. IDC had a first full year contribution from acquisitions made in 2003, ComStock and Hyperfeed Technologies, and acquired FutureSource in September to expand and complement eSignal. The consolidation of seven US data centres into two facilities is on track for completion at the end of this year.

In December, we announced our intention to sell our shareholding in **Recoletos**, our 79%-owned Spanish media group, to Retos Cartera as part of a tender offer for all of Recoletos. Retos Cartera's tender offer was launched on 16 February 2005 and we accepted it on 25 February. In January of this year, we also accepted an offer from Dow Jones & Co. for our 22% stake in MarketWatch, bringing in proceeds of $101m.

FINANCIAL REVIEW

Profit before tax
In 2004 we report a profit before tax of £171m. This is higher than our profit of £152m in 2003, mainly due to a reduction in goodwill expense and interest charge.

Goodwill
Goodwill amortisation is a non-cash item. This is the final year of amortisation under UK GAAP, ahead of moving to International Financial Reporting Standards in 2005. No impairments were reported in 2004 and goodwill amortisation as a whole was £224m, down by £40m from £264m in 2003. This reflects the impact of exchange rates in the year and the reduction in charges relating to fully amortised assets.

Non operating items
Non operating items reflect gains and losses on the sale or closure of businesses and on the disposal of fixed assets and investments. In 2004 we had profits on the sale of our stakes in Capella and Business.com, partially offset by small losses elsewhere.

Interest
Net operating interest fell by £11m to £69m as an increase in floating interest rates was offset by a combination of lower levels of average net debt and a one-off credit of £9m for interest on the repayment of tax in France.

Taxation
The total tax charge for the year was £62m, representing a 36% rate on pre-tax profits of £171m. This rate is higher than the UK statutory rate of 30%; as in previous years, this is largely attributable to the fact that goodwill amortisation charged in the profit and loss account is only in part eligible for tax relief. The total tax charge includes credits of £48m relating to previous years; as in 2003, these reflect a combination of progress in settlements with the Revenue authorities and changes to deferred tax balances. The mix of profits between jurisdictions with different tax rates is also a relevant factor; the effect in 2004 was similar to that in 2003.

The tax rate on adjusted earnings fell from 31.2% in 2003 to 30.3% in 2004; this decline reflected a number of factors including adjustments relating to previous years and withholding taxes.

Minority interests
Minority interests include a 39% minority share in IDC and a 21% minority share in Recoletos.

Dividends
The dividend payment of £201m which we are recommending in respect of 2004 represents 25.4p per share - a 5% increase on 2003. The dividend is covered 1.2 times by adjusted earnings and 1.4 times by total free cash flow.

Pensions
Pearson operates a variety of pension schemes. Our UK fund is by far the largest and we also have some smaller defined benefit funds in the US and Canada. Outside the UK, most of our people operate 401K (essentially defined contribution) plans. The UK pension funding level is kept under regular review by the company and the Fund trustees. The scheme was valued as at 1 January 2004 and the next valuation will be at 1 January 2006. As a result of the 2004 valuation, the company agreed to increase contributions to £30m in respect of 2004; to £35m in 2005; and to £41m from 2006 to 2014.

Pearson plc 80 Strand London WC2R 0RL
Telephone +44 (0) 20 7010 2000 • Facsimile +44 (0) 20 7010 6060
www.pearson.com

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

From 2005 onwards Pearson will be adopting IFRS in its consolidated financial statements in compliance with European Union regulation. This will lead to a number of changes in reported financial data, which will also be reflected in Pearson's comparative financial information for prior periods. Pearson has decided to adopt IFRS as at 1 January 2003 which will have the advantage of providing two years of comparative IFRS data.

The group started its IFRS transition project in 2003. The project is governed by a steering committee chaired by the chief financial officer and regular updates are provided to the Audit Committee. The project has entailed a detailed assessment of the impacts of IFRS on Pearson accounting policies and reported results; system changes to capture additional data; training of staff critical to the Group's reporting process and definition of our IFRS communication strategy.

The work related to all project activities remains on track to provide an analysis of the full impact of the adoption of IFRS on the Group's audited 2003 and 2004 results and respective balance sheets. Other than the format of presentation, there is no cash flow impact from the adoption of IFRS. We plan to communicate the full impact of the adoption of IFRS on our audited 2003 and 2004 results during April 2005.

In the meantime we set out below a summary of the main areas of impact on the Group's operating profit together with indicative estimates of the related amounts:

1. **Goodwill and other intangibles:** Under IFRS3, goodwill is no longer amortised and, instead, is assessed annually for impairment. Goodwill arising on acquisitions before 1 January 2003 will not be restated; other intangible assets arising from acquisitions after 1 January 2003 will be separately identified and amortised over their estimated useful economic lives, often over shorter periods than goodwill has previously been amortised.

   As a result of this change, Pearson's operating profit will be increased by the amount of goodwill amortisation recorded under UK GAAP (amounting to £224m for 2004 and £264m in 2003) but reduced by the amortisation of other purchased intangible assets (estimated to be up to £10m in each of 2004 and 2003).

2. **Share based payments:** Under IFRS 2, the imputed fair value at the date of grant of restricted shares, SAYE schemes and share options issued to employees will be charged to operating profit over the relevant vesting period. This will result in a reduction in Pearson's reported operating profit, as the cost will be higher than that currently charged under UK GAAP. The UK GAAP charge is based upon the intrinsic value of the award being the difference between exercise price and grant price.

   The impact is estimated to be between £15m and £25m in 2003 and 2004.

3. **Employee Benefits:** Under IAS 19 pensions are charged to the profit and loss account using a different basis of accounting from SSAP 24. IAS 19 uses a balance sheet approach (similar to FRS 17) for pension cost accounting rather than determinations based on long term actuarial assumptions. The profit and loss expense is determined using annually derived assumptions as to salary inflation, investment returns and discount rates, based on prevailing conditions at the start of the year. Any surplus or deficit on a defined benefit scheme at the balance sheet date is recognised in the balance sheet. Where actual experience differs from the assumptions made, actuarial gains and losses will be recognised through the Statement of Recognised Income and Expense.

   The adoption of IAS 19 is not anticipated to result in a significant change to operating profit compared to SSAP 24 for 2003 and 2004.

   In addition to the above principal areas of impact, a number of other changes will arise upon transition to IFRS, for example, in relation to the treatment of software-costs, deferred tax, dividends payable and certain balance sheet disclosures related to items such as pre-publication costs. We will report on these other adjustments including further details relating to the presentation and layout of the Group's IFRS income statement and balance sheet in our April briefing.

Going forward, Pearson has elected to adopt IAS39 relating to financial instruments from 1 January 2005. Accounting for derivative financial instruments in accordance with IAS 39 may result in increased volatility of earnings. However, Pearson has been tracking its key derivatives during 2004 and has put in place the required documentation to qualify for hedge accounting: where hedge accounting cannot be applied under IAS39's prescriptive rules, changes in this market value of financial investment will be reported through the profit and account. Given the adoption date, this will have no impact on the 2003 or 2004 accounts.

A number of new IFRS standards were published in final form by the International Accounting Standards Board in the period between November 2003 and March 2004 which will be mandatory for Pearson in preparing the group's first IFRS financial statements. As a large number of countries, including the United Kingdom, are simultaneously adopting the standards for the first time there is limited established practice on which to draw when forming opinions regarding IFRS interpretation and application. Therefore at this stage, the full financial effect of reporting under IFRS cannot be definitively quantified due to the possible amendment of interpretative guidance by the IASB and developing industry practice.

Pearson plc 80 Strand London WC2R 0RL
Telephone +44 (0) 20 7010 2000 • Facsimile +44 (0) 20 7010 6060
www.pearson.com

Consolidated profit and loss account

for the year ended 31 December 2004

all figures in £ millions	note	2004 Results from operations	2004 Other items	2004 Total	2003 Results from operations	2003 Other items	2003 Total
Sales (including share of joint ventures)		**3,940**	-	**3,940**	4,066	-	4,066
Less: share of joint ventures		**(21)**	-	**(21)**	(18)	-	(18)
Sales of which	2a	**3,919**	-	**3,919**	4,048	-	4,048
Continuing operations		**3,729**	-	**3,729**	3,879	-	3,879
Discontinued operations		**190**	-	**190**	169	-	169
Group operating profit of which		**445**	**(224)**	**221**	483	(257)	226
Continuing operations		**425**	**(215)**	**210**	457	(251)	206
Discontinued operations		**20**	**(9)**	**11**	26	(6)	20
Share of operating profit of joint ventures and associates of which	2c/d	**10**	-	**10**	7	(7)	-
Continuing operations		**8**	-	**8**	5	(7)	(2)
Discontinued operations		**2**	-	**2**	2	-	2
Total operating profit	2b	**455**	**(224)**	**231**	490	(264)	226
Continuing operations							
Profit/(loss) on sale of fixed assets and investments	3a	-	**12**	**12**	-	(2)	(2)
Loss on sale of subsidiaries and associates	3b	-	**(3)**	**(3)**	-	(4)	(4)
Discontinued operations							
Profit on sale of subsidiaries and associates	3b	-	-	-	-	12	12
Non operating items		-	**9**	**9**	-	6	6
Profit before interest and taxation		**455**	**(215)**	**240**	490	(258)	232
Net finance costs	4	**(69)**	-	**(69)**	(80)	-	(80)
Profit before taxation	5	**386**	**(215)**	**171**	410	(258)	152
Taxation	7	**(117)**	**55**	**(62)**	(128)	53	(75)
Profit after taxation		**269**	**(160)**	**109**	282	(205)	77
Equity minority interests		**(30)**	**9**	**(21)**	(28)	6	(22)
Profit for the financial period		**239**	**(151)**	**88**	254	(199)	55
Dividends on equity shares	8			**(201)**			(192)
Loss retained				**(113)**			(137)
Adjusted earnings per share	6			**30.0p**			32.0p
Basic earnings per share	6			**11.1p**			6.9p
Diluted earnings per share	6			**11.0p**			6.9p
Dividends per share	8			**25.4p**			24.2p

There is no difference between the profit before taxation and the loss retained for the period stated above and their historical cost equivalents.

Consolidated balance sheet
as at 31 December 2004

all figures in £ millions	**2004**	2003 restated
Fixed assets		
Intangible assets	**2,890**	3,260
Tangible assets	**473**	468
Investments: joint ventures		
Share of gross assets	**9**	7
Share of gross liabilities	**(2)**	(1)
	7	6
Investments: associates	**41**	58
Investments: other	**17**	21
	3,428	3,813
Current assets		
Stocks	**676**	683
Debtors	**1,103**	1,132
Deferred taxation	**165**	145
Investments	**1**	2
Cash at bank and in hand	**613**	561
	2,558	2,523
Creditors – amounts falling due within one year		
Short-term borrowing	**(107)**	(575)
Other creditors	**(1,168)**	(1,129)
	(1,275)	(1,704)
Net current assets	**1,283**	819
Total assets less current liabilities	**4,711**	4,632
Creditors – amounts falling due after more than one year		
Medium and long-term borrowing	**(1,712)**	(1,347)
Other creditors	**(60)**	(45)
	(1,772)	(1,392)
Provisions for liabilities and charges	**(123)**	(152)
Net assets	**2,816**	3,088
Capital and reserves		
Called up share capital	**201**	201
Share premium account	**2,473**	2,469
Profit and loss account	**(71)**	223
Equity shareholders' funds	**2,603**	2,893
Equity minority interests	**213**	195
	2,816	3,088

The 2003 comparatives have been restated for the adoption of UITF 38 (see notes 1 and 11)

Consolidated statement of cash flows

for the year ended 31 December 2004

all figures in £ millions	note	2004	2003 restated
Net cash inflow from operating activities	10	**530**	359
Dividends from joint ventures and associates		**10**	9
Interest received		**13**	11
Interest paid		**(97)**	(86)
Debt issue costs		**(1)**	(1)
Dividends paid to minority interests		**(2)**	(19)
Returns on investments and servicing of finance		**(87)**	(95)
Taxation		**(45)**	(44)
Purchase of tangible fixed assets		**(125)**	(105)
Sale of tangible fixed assets		**4**	8
Purchase of investments		**(1)**	(3)
Sale of investments		**17**	-
Capital expenditure and financial investment		**(105)**	(100)
Purchase of subsidiaries		**(35)**	(94)
Net cash acquired with subsidiaries		**-**	34
Purchase of joint ventures and associates		**(10)**	(5)
Sale of subsidiaries		**-**	(4)
Net overdrafts disposed with subsidiaries		**1**	1
Sale of associates		**24**	57
Acquisitions and disposals		**(20)**	(11)
Equity dividends paid		**(195)**	(188)
Net cash inflow/(outflow) before management of liquid resources and Financing		**88**	(70)
Management of liquid resources		**1**	(85)
Issue of equity share capital		**4**	5
Purchase of own shares		**(10)**	(1)
Capital element of finance leases		**(2)**	(3)
Loan facility (repaid)/advanced		**(42)**	1
Bonds advanced		**414**	180
Bonds repaid		**(456)**	(159)
Collateral deposit (placed)/reimbursed		**(26)**	54
Net movement in other borrowings		**59**	(13)
Financing		**(59)**	64
Increase/(decrease) in cash in the period		**30**	(91)

Statement of total recognised gains and losses
for the year ended 31 December 2004

all figures in £ millions	note	**2004**	2003
Profit for the financial period		**88**	55
Other net gains and losses recognised in reserves			
Exchange differences net of taxation		**(176)**	(254)
Total recognised losses relating to the period		**(88)**	(199)
Prior year adjustment – UITF 38	11	**37**	-
Total recognised losses		**(51)**	(199)

Reconciliation of movements in equity shareholders' funds
for the year ended 31 December 2004

all figures in £ millions	note	**2004**	2003 restated
Profit for the financial period		**88**	55
Dividends on equity shares		**(201)**	(192)
		(113)	(137)
Exchange differences net of taxation		**(176)**	(254)
Shares issued		**4**	5
Purchase of own shares		**(10)**	(1)
UITF 17 charge for the period		**5**	4
Net movement for the period		**(290)**	(383)
Equity shareholders' funds at beginning of the period		**2,893**	3,338
Prior year adjustment – UITF 38	11	**-**	(62)
Equity shareholders' funds at end of the period		**2,603**	2,893

2004 results
The preliminary results for the year ended 31 December 2004 have been extracted from the audited accounts, which have not yet been delivered to the Registrar of Companies. The 2003 accounts carry an unqualified audit report and have been so delivered. The 2004 Annual Report will be posted to shareholders on Thursday 31 March 2005.

Dividend
The directors recommend a final dividend of 15.7p per share, payable on Friday 6 May 2005 to shareholders on the register at the close of business on Friday 8 April 2005.

Annual General Meeting
The AGM will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE, at 12 noon on Friday 29 April 2005.

Notes to the 2004 results
for the year ended 31 December 2004

1. Basis of preparation

The results for the year ended 31 December 2004 have been prepared in accordance with the accounting policies set out in the 2003 Annual Report, except that UITF 38 'Accounting for ESOP trusts' and the revision of UITF Abstract 17 'Employee share schemes' have been adopted in these statements. Restatements have been made to the figures for the year ended 31 December 2003 where appropriate (see note 11).

In December 2004, Pearson announced its intention to dispose of its 79% interest in Recoletos Compania Editorial SA. The transaction was approved by the Spanish regulatory authorities in February 2005 and the results of Recoletos have been included in these financial statements as discontinued operations.

2a. Analysis of sales

all figures in £ millions	**2004**	2003
Business sectors		
Pearson Education	**2,356**	2,451
FT Group	**587**	588
The Penguin Group	**786**	840
Continuing operations	**3,729**	3,879
Discontinued operations	**190**	169
	3,919	4,048
Geographical markets supplied		
United Kingdom	**545**	474
Continental Europe	**300**	294
North America	**2,505**	2,742
Asia Pacific	**261**	255
Rest of World	**118**	114
Continuing operations	**3,729**	3,879
Discontinued operations	**190**	169
	3,919	4,048

Notes to the 2004 results *continued*
for the year ended 31 December 2004

2b. Analysis of total operating profit

	2004		
all figures in £ millions	**results from operations**	**goodwill amortisation**	**operating profit**
Business sectors			
Pearson Education	**293**	**(174)**	**119**
FT Group	**86**	**(20)**	**66**
The Penguin Group	**54**	**(21)**	**33**
Continuing operations	**433**	**(215)**	**218**
Discontinued operations	**22**	**(9)**	**13**
	455	**(224)**	**231**
Geographical markets supplied			
United Kingdom	**(26)**	**(30)**	**(56)**
Continental Europe	**21**	**(2)**	**19**
North America	**393**	**(177)**	**216**
Asia Pacific	**31**	**(5)**	**26**
Rest of World	**14**	**(1)**	**13**
Continuing operations	**433**	**(215)**	**218**
Discontinued operations	**22**	**(9)**	**13**
	455	**(224)**	**231**

	2003		
all figures in £ millions	results from operations	goodwill amortisation	operating profit
Business sectors			
Pearson Education	313	(207)	106
FT Group	58	(30)	28
The Penguin Group	91	(21)	70
Continuing operations	462	(258)	204
Discontinued operations	28	(6)	22
	490	(264)	226
Geographical markets supplied			
United Kingdom	(46)	(31)	(77)
Continental Europe	1	(4)	(3)
North America	466	(218)	248
Asia Pacific	33	(5)	28
Rest of World	8	-	8
Continuing operations	462	(258)	204
Discontinued operations	28	(6)	22
	490	(264)	226

Notes to the 2004 results *continued*
for the year ended 31 December 2004

2c. Share of operating profit/(loss) of joint ventures

all figures in £ millions	2004 results from operations	2004 goodwill amortisation	2004 operating profit
Business sectors			
Pearson Education	**-**	**-**	**-**
FT Group	**(8)**	**-**	**(8)**
The Penguin Group	**1**	**-**	**1**
Continuing operations	**(7)**	**-**	**(7)**

all figures in £ millions	2003 results from operations	2003 goodwill amortisation	2003 operating profit
Business sectors			
Pearson Education	-	-	-
FT Group	(11)	-	(11)
The Penguin Group	1	-	1
Continuing operations	(10)	-	(10)

2d. Share of operating profit of associates

all figures in £ millions	2004 results from operations	2004 goodwill amortisation	2004 operating profit
Business sectors			
Pearson Education	**1**	**-**	**1**
FT Group	**14**	**-**	**14**
The Penguin Group	**-**	**-**	**-**
Continuing operations	**15**	**-**	**15**
Discontinued operations	**2**	**-**	**2**
	17	**-**	**17**

all figures in £ millions	2003 results from operations	2003 goodwill amortisation	2003 operating profit
Pearson Education	1	-	1
FT Group	14	(7)	7
The Penguin Group	-	-	-
Continuing operations	15	(7)	8
Discontinued operations	2	-	2
	17	(7)	10

Notes to the 2004 results *continued*
for the year ended 31 December 2004

3a. Profit/(loss) on sale of fixed assets and investments

all figures in £ millions	**2004**	2003
Net loss on sale of property	**(4)**	(1)
Net profit/(loss) on sale of investments	**16**	(1)
Continuing operations	**12**	(2)

3b. Profit /(loss) on sale of subsidiaries and associates

all figures in £ millions	**2004**	2003
Net loss on sale of subsidiaries and associates	**(3)**	(4)
Continuing operations	**(3)**	(4)
Discontinued operations (Profit on sale of Unidesa)	**-**	12
	(3)	8

4. Net finance costs

all figures in £ millions	**2004**	2003
Net interest payable:		
Group	**(70)**	(81)
Associates	**1**	1
	(69)	(80)

5. Profit before taxation

all figures in £ millions	**2004**	2003
Profit before taxation	**171**	152
Goodwill amortisation	**224**	264
Non operating items	**(9)**	(6)
Adjusted profit before taxation	**386**	410

Notes to the 2004 results *continued*
for the year ended 31 December 2004

6. Earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes items as set out below. The company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

all figures in £ millions	**2004**	2003
Profit for the financial period	**88**	55
Adjustments:		
- Non operating items	**(9)**	(6)
- Goodwill amortisation	**224**	264
Taxation on above items	**(55)**	(53)
Minority interest share of above items	**(9)**	(6)
Adjusted earnings	**239**	254
Weighted average number of shares (millions)		
- for earnings and adjusted earnings	**795.6**	794.4
Effect of dilutive share options	**1.1**	0.9
Weighted average number of shares (millions)		
- for diluted earnings	**796.7**	795.3
Adjusted earnings per share	**30.0p**	32.0p
Basic earnings per share	**11.1p**	6.9p
Diluted earnings per share	**11.0p**	6.9p

Notes to the 2004 results *continued*
for the year ended 31 December 2004

7. Taxation

The tax rate provided in the profit and loss account is analysed as follows:

all figures in percentages	**2004**	2003
UK tax rate	**30.0**	30.0
Effect of overseas tax rates	**1.4**	1.3
Other items	**(1.1)**	(0.1)
Tax rate reflected in adjusted earnings	**30.3**	31.2

The taxation charge is analysed as follows:

all figures in £ millions	**2004**	2003
Parent and subsidiaries	**(59)**	(70)
Joint ventures and associates	**(3)**	(5)
	(62)	(75)

8. Dividends

	2004		2003	
	Pence per share	**£ million**	Pence per share	£ million
Interim paid	**9.7**	**76**	9.4	73
Final proposed	**15.7**	**125**	14.8	119
Dividends for the year	**25.4**	**201**	24.2	192

9. Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

	2004	2003
Average rate for profits	**1.83**	1.63
Period end rate	**1.92**	1.79

Notes to the 2004 results *continued*

for the year ended 31 December 2004

10. Note to consolidated statement of cash flows

all figures in £ millions	2004 continuing	2004 discontinued	2004 Total	2003 restated continuing	2003 restated discontinued	2003 restated Total
Reconciliation of operating profit to net cash inflow from operating activities						
Total operating profit	**218**	**13**	**231**	204	22	226
Share of operating profit of joint ventures and associates	**(8)**	**(2)**	**(10)**	2	(2)	-
Depreciation charges	**95**	**7**	**102**	104	7	111
Subsidiary goodwill amortisation	**215**	**9**	**224**	251	6	257
Increase in stocks	**(26)**	**(1)**	**(27)**	(8)	-	(8)
Increase in debtors	**(10)**	**(5)**	**(15)**	(93)	(3)	(96)
Increase /(decrease) in creditors	**47**	**3**	**50**	(71)	3	(68)
Decrease in operating provisions	**(15)**	**-**	**(15)**	(20)	-	(20)
Other and non-cash items	**(10)**	**-**	**(10)**	(44)	1	(43)
Net cash inflow from operating activities	**506**	**24**	**530**	325	34	359
Dividends from joint ventures and associates	**9**	**1**	**10**	8	1	9
Purchase of tangible fixed assets	**(118)**	**(7)**	**(125)**	(94)	(11)	(105)
Capital element of finance lease rentals	**(2)**	**-**	**(2)**	(3)	-	(3)
Proceeds from sale of tangible fixed assets	**4**	**-**	**4**	8	-	8
Add back: Cash received relating to acquired deferred income	**-**	**-**	**-**	42	-	42
Add back: Non operating expenditure on fixed assets	**1**	**-**	**1**	2	-	2
Add back: Cash spent against integration and fair value provisions	**4**	**-**	**4**	8	-	8
Pearson operating cashflow	**404**	**18**	**422**	296	24	320
Operating tax paid	**(43)**	**(12)**	**(55)**	(11)	(23)	(34)
Operating finance charges	**(88)**	**3**	**(85)**	(79)	3	(76)
Operating free cashflow	**273**	**9**	**282**	206	4	210
Non operating tax received/(paid)	**10**	**-**	**10**	(10)	-	(10)
Integration and fair value spend	**(4)**	**-**	**(4)**	(8)	-	(8)
Total free cashflow	**279**	**9**	**288**	188	4	192
Dividends paid (including minorities)	**(196)**	**(1)**	**(197)**	(189)	(18)	(207)
Net movement of funds from operations	**83**	**8**	**91**	(1)	(14)	(15)
Acquisitions of businesses and investments	**(45)**	**(1)**	**(46)**	(108)	(3)	(111)
Disposals of businesses, investments and property	**18**	**24**	**42**	(4)	56	52
New equity	**4**	**-**	**4**	5	-	5
Purchase of own shares	**(10)**	**-**	**(10)**	(1)	-	(1)
Other non operating items	**(1)**	**-**	**(1)**	-	-	-
Net movement of funds	**49**	**31**	**80**	(109)	39	(70)
Exchange movements on net debt	**78**	**(3)**	**75**	104	13	117
Total movement in net debt	**127**	**28**	**155**	(5)	52	47

Notes to the 2004 results *continued*
for the year ended 31 December 2004

11. UITF 38 and revision to UITF 17

UITF Abstract 38 'Accounting for ESOP trusts' and the revision of UITF Abstract 17 'Employee share schemes' were issued on 15 December 2003 and these revisions have been applied for the first time in 2004. Under UITF 38 own shares held in treasury or through an ESOP trust are recorded at cost and shown as a deduction in arriving at shareholders' funds. Previously these shares were recorded at cost less provision for impairment and shown as a fixed asset investment with impairment charges being taken to the profit and loss account. Under the revised UITF 17, employee share scheme charges to the profit and loss account are now always calculated as the intrinsic value of the award and spread over the performance period. The intrinsic value is the difference between the fair value of shares at the date of grant and the amount paid by the employee to exercise the rights to those shares irrespective of the cost of shares purchased to fund the award.

The reclassification of own shares from fixed asset investments to equity has reduced net assets by £59 million at 31 December 2003 (1 January 2003 £62 million). The reversal of prior year impairments taken on the cost of shares held in trust (£37 million) has been shown as a prior year adjustment in the statement of total recognised gains and losses. The amendment to UITF 17 in respect of the calculation of share scheme charges has had no material effect on the profit and loss account.